Exhibit 99.1

Tel: +91 22 6228 0817	HO
The Ruby, Level 9, North West Wing
www.bdo.in	Senapati Bapat Marg, Dadar (W)
Mumbai 400028, INDIA

INDEPENDENT AUDITOR’S REPORT

Report on Special Purpose Combined Financial statements of Restricted Group

To the Board of Directors of Azure Power Solar Energy Private Limited (“APSEPL”)

Qualified Opinion

We have audited the special purpose combined financial statements of Restricted Group which consist of Azure Power Solar Energy Private Limited (“the Company”), a wholly owned subsidiary of Azure Power Global Limited (“the Parent”) and certain entities under the common control of the Parent as listed in Note 1 to the special purpose combined financial statements (collectively known as “the Restricted Group” or “the RG”), which comprise the combined Balance Sheet as at March 31, 2022, the combined Statements of Profit & Loss including other comprehensive income, the combined Cash Flow Statements and the combined Statement of Changes in Equity for the year ended March 31, 2022 and a summary of the significant accounting policies and other explanatory information (together hereinafter referred to as “special purpose combined financial statements”). These special purpose combined financials statements have been prepared in accordance with the basis of preparation as set out in Note 3 to the special purpose combined financials statements.

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of report of other auditor, except for the effects of the matter described in the Basis for Qualified Opinion section of our report, the special purpose combined financial statements of the Restricted Group for the year ended March 31, 2022 are prepared in all material respects, in accordance with the basis of preparation described in Note 3 to these special purpose combined financial statements.

Basis for Qualified Opinion

The matters in Paragraph 1 below should be read with Note 46 to the accompanying special purpose combined financial statements which discusses certain key events of the year.

1.	During the year and subsequent to the year end, the Parent, Azure Power India Private Limited (the subsidiary of the Parent) and certain entities under common control of the Parent (collectively referred to as the ‘Group’), have received several complaints via the Group’s common whistleblower mechanism. In response, the Board of Directors and Audit and Risk Committee of the Parent appointed external legal counsels to conduct investigations into the significant issues highlighted by the complaints. These issues include, but are not limited to, lapses in key control areas, governance issues, and problems with vendor management. Specifically, the whistleblower complaints allege misconducts such as obtaining invalid commissioning certificates through the submission of falsified information to regulatory bodies in one project and the concealment and misrepresentation of facts by former senior management to the Board of Directors of the Parent.

A special committee was constituted by the Board of Directors of the Parent (‘Special Committee’), to review certain material projects and contracts for anti-corruption and related compliance issues. Independent external counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that certain former senior management of the Parent may have been involved and certain former directors of the Parent may have had the knowledge of an apparent scheme with persons outside the Company to make improper payments in relation to certain projects. The Special Committee’s investigation is not yet complete. The current Board of Directors of the Parent has represented to us that none of them were aware of such apparent scheme. As informed by the management, no adjustments would be necessary in the financial statements of the Group for the financial year ended March 31, 2022. Refer to Annexure 1 for the representation. In view of pending investigation, we are unable to comment whether the outcome of the investigation will result in possible adjustments and/or disclosures to the special purpose combined financial statements, and the status of compliance with the applicable laws and regulations.

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

In a complaint directly related to the one of entity forming part of the Restricted Group, the external counsels have identified instances of irregularities in the process of selecting, approving scope of work, making payments to land aggregators for acquisition of land and land use rights through improper payments, and suspected involvement of the Company employees and the former senior management. The said acts may not be in compliance with the relevant applicable laws and regulations in India and the United States. Further, based on a review exercise of significant projects with respect to land aggregator costs, the Company has written off INR 1,349 lakhs in its books of accounts.

The Restricted Group functions within a shared control environment, and there are identified design deficiencies noted in some of the key controls in significant areas. These deficiencies constitute material weaknesses. These weaknesses could have impacted the external legal counsels’ capacity to ascertain the completeness of the information provided.

The issues mentioned above could lead to contractual, civil, and criminal consequences under both Indian and U.S. law, potentially affecting the Restricted Group. The impact, if any, on the Restricted Group’s special purpose combined financial statements is currently not unascertainable.

2.	Refer Note 4 (i) of the accompanying special purpose combined financial statements, which describes the current accounting policy of the Viability Gap Funding. The Restricted Group has not accounted for Viability Gap Funding received under the government scheme in accordance with the requirements of Ind AS 20 - Government Grants and Ind AS 109 - Financial Instruments. Had the Restricted Group appropriately accounted for the Viability Gap Funding, the deferred revenue would have been lower by INR 72 million, Government Grant Receivable would have been lower by INR 21 million, and Retained Earnings would have been higher by INR 51 million as at March 31, 2021. Consequently, the current year’s revenue would have been higher by INR 39 million, interest income would have been higher by INR 13 million and profit before tax would have been higher by INR 52 million. Further, the deferred revenue would have been lower by INR 102 million and Government Grant Receivable would have been higher by INR 33 million as at March 31, 2022.

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Restricted Group in accordance with the ethical requirements that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified opinion.

Emphasis of Matter

a)	We draw attention to the Note 2 and 3 of the accompanying special purpose combined financial statements, which describes that the Restricted Group has not formed a separate legal group of entities during the year ended March 31, 2022, which also describes the basis of preparation, including the approach to and the purpose for preparing them. Consequently, the Restricted Group’s special purpose combined financial statements may not necessarily be indicative of the financial performances and financial position of the Restricted Group that would have been presented has consolidated financial statements been prepared for the Restricted Group. The special purpose combined financial statements has been prepared solely to comply with financial reporting requirements under the indenture governing the Senior Notes. As a result, the special purpose combined financial statements may not be suitable for any other purpose.

b)	Note 40 to the accompanying special purpose combined financial statements regarding the restatements carried out by the Restricted Group, in accordance with the requirements of Ind AS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors” on account of retrospective adjustments pertaining to the matters as described in detail in the aforesaid note.

c)	Note 49 to the accompanying special purpose combined financial statements which describes one of the covenants of the indentures for submission of Consolidated Annual Financial Statements by the Parent to the Securities Exchange Commission (‘SEC’) within the stipulated time. On October 31, 2023, the New York Stock Exchange (‘NYSE’) filed Form-25 notification of removal from listing with the SEC. The Restricted Group believes that the delisting would not have any impact on the above-mentioned terms of the indentures, as the Parent would continue to be a registrant with the SEC and accordingly, there would not be any breach of any covenants.

Our Opinion is not modified in respect of these matters.

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

Responsibilities of Management and Those Charged with Governance for the special purpose combined financial statements

Management is responsible for the preparation of these special purpose combined financial statements in accordance with the basis of preparation as set out in note 3 to the special purpose combined financial statements and for such internal control as management determines is necessary to enable the preparation of special purpose combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the special purpose combined financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the special purpose combined financial statements

Our objectives are to obtain reasonable assurance about whether the special purpose combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these special purpose combined financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Other Matters

a)	We did not audit the financial statements of three entities forming part of these special purpose combined financial statements, whose financial statements reflect total assets of INR 1,635.16 million, total revenues of INR 216.14 million and total loss after tax of INR 30.66 million, as considered in the special purpose combined financial statements. The financial statements and other information have been audited by other auditors whose reports have been furnished to us by the Management and our conclusion on the special purpose combined financial statements, in so far as it relates to the amounts and disclosures included in respect of these entities are based on the reports of the other auditors.

b)	The special purpose combined financial statements of the Restricted Group for the year ended March 31, 2021 were audited by another auditor, whose report dated July 28, 2021 expressed an unmodified opinion on those statements.

Our opinion is not modified in respect of these matter.

/s/ BDO India LLP
BDO India LLP

Place:	Mumbai
Date:	November 10, 2023

BDO India LLP, an Indian limited liability partnership firm, with LLP Identity No. AAB 7880, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Head Office: The Ruby, Level 9, North West Wing, Senapati Bapat Marg, Dadar (W), Mumbai 400028, INDIA | Tel: +91 22 6228 0817

Annexure 1

Azure Power Global Limited

Certified Extract of the Minutes of the Board Meeting of Azure Power Global Limited (the “Company”) held on 06 November 2023 at 05:00 p.m. (Mauritius Time).

“…4. Note of Representation for Auditors

It was noted that a Special Committee of the Board of Directors (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that individuals formerly affiliated with the Company may have had knowledge of, or were involved in, an apparent scheme with persons outside the Company to make improper payments in relation to certain projects. To date, the Special Committee has not identified related improper payments or transfers by the Group. The Special Committee’s investigation was still ongoing. The Special Committee’s review and its findings could impact the decision-making of the Company, in connection with such projects. The Company has disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and the Group continues to cooperate with those agencies.

In this context, the directors currently on the Board of the Company and its subsidiary company, Azure Power India Private Limited, have confirmed that none of them were aware of the apparent scheme referred to above other than through the Special Committee investigation.

Further, after due deliberation, it was concluded by the ARC that no adjustments would be necessary in the financial statements of the Company for FY 2022 as approved by the Board…”

CERTIFIED TRUE EXTRACT

/s/ Eric Ng Yim On
Eric Ng Yim On
For and on behalf of
AAA Global Services Ltd
Company Secretary

Date: 09 November 2023

C/o AAA Global Services Ltd

4th Floor, Iconebene, Rue de L’Institut, Ebene, 80817, Mauritius.

Tel : 4543200      Fax : 4543202

Restricted Group - II
Special Purpose Combined Balance Sheet
(All amount in INR millions, unless otherwise stated)

		As at	As at	As at
Particulars	Notes	March 31, 2022	March 31, 2021*	April 1, 2020*
Assets
Non-current assets
Property, plant and equipment	5	31,976	33,006	34,950
Right-of-use assets	30	1,071	1,186	1,265
Capital work-in-progress	5	145	63	514
Financial assets	6
- Investments	6.1	221	221	221
- Trade receivables	6.2	151	-	-
- Loans	6.3	1,062	493	6
- Other financial assets	6.4	1,229	782	814
Deferred tax assets (net)	18.2	298	317	241
Income tax assets (net)	7	26	11	8
Other non-current assets	8	70	79	289
Total non-current assets		36,249	36,158	38,308

Current assets
Financial assets	9
- Trade receivables	9.1	1,443	1,001	1,001
- Cash and cash equivalents	9.2	661	451	1,261
- Other bank balances	9.3	1,719	1,333	346
- Loans	9.4	30	41	46
- Other financial assets	9.5	225	37	38
Other current assets	10	56	55	12
Total current assets		4,134	2,918	2,704

Total assets		40,383	39,076	41,012

Equity and liabilities
Equity
Equity share capital	11.1	73	73	73
Other equity	11.2	4,941	5,905	7,341
Total equity		5,014	5,978	7,414

Non-current liabilities
Financial liabilities	12
- Borrowings	12.1	30,871	29,760	30,422
- Lease liabilities	30	735	731	739
- Other financial liabilities	12.2	735	533	104
Provisions	13.1	249	260	316
Other non-current liabilities	14	826	405	389
Deferred tax liabilities (net)	18.1	822	332	190
Total non-current liabilities		34,238	32,021	32,160

Current liabilities
Financial liabilities	15
- Lease liabilities	30	70	68	68
- Trade payables
Total outstanding dues of micro and small enterprises	15.1	2	2	1
Total outstanding dues of creditors other than micro and small enterprises	15.1	364	293	252
- Other financial liabilities	15.2	606	637	1,056
Current tax liabilities (net)	16	10	3	1
Other current liabilities	17	77	71	58
Provisions	13.2	2	3	2
Total current liabilities		1,131	1,077	1,438

Total liabilities		35,369	33,098	33,598

Total equity and liabilities		40,383	39,076	41,012

*	Refer note 40 and 41 for restatement and reclassification respectively

See accompanying notes to the financial statements

The accompanying notes are an integral part of the special purpose combined financial statements.

For and on behalf of Restricted Group - II

Director	Director
Place:	Place:
Date:	Date:

Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - II
Special Purpose Combined Statement of profit and loss
(All amount in INR millions, unless otherwise stated)

		For the year ended	For the year ended
	Notes	March 31, 2022	March 31, 2021*
Revenue
Revenue from operations	19	4,967	4,472
Other income	20.2	99	20
Total revenue (I)		5,066	4,492
Expenses
Employee benefits expense	21	30	34
Other expenses	24	905	487
Total expenses (II)		935	521
Earnings before interest, tax, depreciation and amortisation (EBITDA) (I)-(II) (A)		4,131	3,971
Depreciation and amortisation expense- (B)	22	1,094	2,047
Impairment loss- (C)	42	-	644
Interest income-(D)	20.1	147	65
Finance cost- (E)	23	2,905	2,917
Profit/(Loss) before tax (A-B-C+D-E)		279	(1,572)
Tax expense:
Current tax expense	18	179	169
Deferred tax charge	18	471	106
Total tax expense		650	275

Loss after tax		(371)	(1,847)
Other Comprehensive Income
Items that will be reclassified to profit or loss
Effective portion of cash flow hedge		251	(268)
Income tax effect		(38)	40
		213	(228)
Exchange differences in translating the financial statements of foreign operations		(806)	640
Items that will not be reclassified to profit or loss
Re-measurement gains/(losses) on defined benefit plans		-	(1)
Income tax effect		-	-
Total other comprehensive (expense)/income		(593)	411

Total comprehensive expense		(964)	(1,436)

*	Refer note 40 and 41 for restatement and reclassification respectively

See accompanying notes to the financial statements

The accompanying notes are an integral part of the special purpose combined financial statements.

For and on behalf of Restricted Group - II

Director	Director
Place:	Place:
Date:	Date:

Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - II
Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

Particulars		For the year ended March 31, 2022	For the year ended March 31, 2021*
A Cash flows from operating activities
Profit/(Loss) before tax		279	(1,572)
Adjustment to reconcile loss before tax to net cash flows
Depreciation and amortisation expense		1,094	2,047
Impairment loss		-	644
Inter-company assets written off		167	-
Interest income		(137)	(65)
Loss on sale of property, plant and equipment ( net)		1	11
Loss on lease modification		-	1
Liabilities no longer required written back		(65)	(10)
Government grants related to assets		(15)	(6)
Deferred viability gap funding income		-	(25)
Interest income on performance bank guarantee		(1)	-
Allowance for doubtful trade receivables		61	19
Bad debts written off		9	2
Loss on account of modification of contractual cash flows		18	-
Finance cost		2,886	2,917
Operating profit before working capital changes		4,297	3,963
Movements in working capital:
Decrease/ (increase) in trade receivables		(681)	(21)
Decrease/ (increase) in other current/non-current financial assets		(313)	(12)
Decrease/ (increase) in Security deposit		-	(4)
Decrease/ (increase) in other current assets		(1)	(11)
Increase/ (decrease) in other current/non-current financial liabilities		613	409
Increase/ (decrease) in other current liabilities		6	13
Increase/ (decrease)Increase in trade payables		136	201
Increase/ (decrease) in other non-current liabilities		436	47
Decrease/ (increase) in other non-current assets		3	5
(Decrease)/ increase in current provisions		(1)	1
Increase/ (decrease) in non-current provisions		1	10
Cash generated from operations		4,496	4,601
Income taxes paid (net of refunds)		(187)	(173)
Net cash flow from operating activities	(A)	4,309	4,428

B Cash flows from investing activities
Purchase of property, plant and equipment (including capital work in		(637)	(432)
progress, capital advances and capital creditors)
Interest received		51	71
Net investment in bank deposits (having the original maturity of more than three months)		(514)	(847)
Loan to holding/fellow subsidiary companies		(557)	(483)
Proceeds from repayment of loan by holding/fellow subsidiary companies		-	1
Net cash flows used in investing activities	(B)	(1,657)	(1,690)
C Cash flows from financing activities
Proceeds from borrowings		232	-
Repayments of non-current borrowings		-	(5)
Payment of lease liabilities		73	(4)
Payment of interest on lease liabilities		(77)	(73)
Payment for hedging arrangements		(847)	(1,190)
Finance cost paid		(1,819)	(2,274)
Net cash flows used in financing activities	(C)	(2,438)	(3,546)

Effect of exchange rate changes on cash and cash equivalents	(D)	(4)	(2)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	210	(810)
Cash and cash equivalents at the beginning of the year		451	1,261
Cash and cash equivalents at the end of the year		661	451
Components of cash and cash equivalents
Balances with schedule banks:
- On current accounts		234	36
- Deposits with original maturity of less than 3 months		427	415
Total cash and cash equivalents		661	451

*	Refer note 40 and 41 for restatement and reclassification respectively

Restricted Group - II
Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

Change in liabilities arising from financing activities

Particulars	Opening balance as at April 01, 2021	Cash flow (net)	Change in foreign exchange rate	Other changes**	Closing balance as at March 31, 2022
Non-current borrowings (including current maturities)	29,760	232	799	80	30,871
Lease liabilities	799	73	-	(67)	805
Total liabilities from financing activities	30,559	305	799	13	31,676

Particulars	Opening balance as at April 01, 2020	Cash flow (net)	Change in foreign exchange rate	Other changes**	Closing balance as at March 31, 2021
Non-current borrowings (including current maturities)	26,513	(5)	(645)	3,897	29,760
Lease liabilities	807	(4)	-	(4)	799
Total liabilities from financing activities	27,320	(9)	(645)	3,893	30,559

**	Including adjustments of ancillary borrowing cost, accrual of interest on lease liabilities and amortization of redemption premium.

See accompanying notes to the financial statements

Notes:

1.	The Statement of Cash Flows has been prepared under the indirect method as set out in Indian Accounting Standard (Ind AS 7) on “Statement of Cash Flows” referred to Section 133 of Companies Act 2013.

2.	The accompanying notes are an integral part of the special purpose combined financial statements.

For and on behalf of Restricted Group - II

Director	Director
Place:	Place:
Date:	Date:

Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - II
Special Purpose Combined Statement of Changes in Equity
(All amount in INR millions, unless otherwise stated)

(a) Statement of changes in equity*

Shares (Aggregate of Restricted Group - II entities):

	Number of shares	Amount (In million)
At April 01, 2020	71,26,399	73
Changes during the period	-	-
At March 31, 2021	71,26,399	73
Changes during the period	-	-
At March 31, 2022	71,26,399	73

*	Equity share capital represents the aggregate amount of share capital of Restricted Group - II entities as at the respective year ends and does not necessarily represent legal share capital for the purpose of the Restricted Group - II.

(b) Other equity**

For the year ended March 31, 2022:-

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2021 (as previously reported)	(3,295)	9,872	(1,202)	(1)	681	6,055
Adjustment relating to prior period errors*	(150)	-	-	-	-	(150)
Restated balance as at April 1, 2021	(3,445)	9,872	(1,202)	(1)	681	5,905
Loss for the year	(371)	-	-	-	-	(371)
Other comprehensive income/(loss)	-	-	(806)	-	213	(593)
At March 31, 2022	(3,816)	9,872	(2,008)	(1)	894	4,941

For the year ended March 31, 2021:

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (Refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2020 (as previously reported)	(1,678)	9,872	(1,842)	-	909	7,261
Adjustment relating to prior period errors*	80	-	-	-	-	80
Restated balance as at April 1, 2020	(1,598)	9,872	(1,842)	-	909	7,341
Loss for the year*	(1,847)	-	-	-	-	(1,847)
Other comprehensive income/(loss)	-	-	640	(1)	(228)	411
Restated balance as at March 31, 2021	(3,445)	9,872	(1,202)	(1)	681	5,905

**	Other equity represents the aggregate amount of other equity of Restricted Group - II entities as at the respective year ends.

*	Refer note 40 and 41 for restatement and reclassification respectively

Note:

Deficit in the statement of profit and loss are the losses of the Restricted Group - II incurred till date net of appropriations.

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

For and on behalf of Restricted Group - II

Director	Director
Place:	Place:
Date:	Date:

Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

1. General Information

Azure Power Solar Energy Private Limited (“APSEPL” or “the Company”) was incorporated on April 02, 2018 as a private company limited by shares incorporated under laws of Mauritius. The Company is a wholly-owned subsidiary of Azure Power Global Limited (the “Parent”) and has its registered office at C/o. AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius.

The Parent and its subsidiaries (herein collectively referred to as the “Group” carry out business activities relating to generation of electricity through non-conventional renewable energy sources engaged in the ownership, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government entities as well as other non-governmental energy distribution companies and commercial customers.

APSEPL and 10 Indian subsidiaries (as listed below) of Azure Power Global Limited (APGL) form part of “Restricted Group - II”. During the year ended March 31, 2020, the Company issued US$ Senior Notes to institutional investors and same are listed on Singapore Exchange Securities Trading Limited (SGX-ST). APSEPL invested the proceeds, net of issue expenses in Non- Convertible Debentures (“NCDs”) and External commercial borrowings (“ECBs”) to replace existing Rupee and external debt of Restricted Group entities- II. Restricted entities are directly or indirectly under common control of the parent.

The Restricted Group - II entities which are all under the common control of the Parent company comprise the following entities:

				% Held by Parent
Entities	Principal Activity	Country of Incorporation	Date of Incorporation	March 31, 2022	March 31, 2021
Azure Power Solar Energy Private Limited	Debt financing	Mauritius	02-Apr-18	100%	100%
Azure Power Earth Private Limited	Generation of Solar power	India	09-Dec-14	100%	100%
Azure Power Makemake Private Limited	Generation of Solar power	India	03-Jan-15	100%	100%
Azure Power Mercury Private Limited *	Generation of Solar power	India	10-Dec-14	51.4%	100%
Azure Power Uranus Private Limited	Generation of Solar power	India	05-Jan-15	100%	100%
Azure Power Venus Private Limited	Generation of Solar power	India	05-Jan-15	100%	100%
Azure Power Saturn Private Limited *	Generation of Solar power	India	20-Dec-14	51.4%	100%
Azure Power Thirty Three Private Limited	Generation of Solar power	India	30-Apr-16	100%	100%
Azure Power Thirty Four Private Limited	Generation of Solar power	India	31-May-16	100%	100%
Azure Power Thirty Six Private Limited	Generation of Solar power	India	05-May-16	100%	100%
Azure Power Forty Four Private Limited *	Generation of Solar power	India	01-Feb-17	51.4%	100%

*	During the current year, 48.6% shareholding of entities have been transferred to Radiance Renewables Private Limited pursuing to sales agreement entered during the current year.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

2. Purpose of the special purpose combined financial statements

These are special purpose combined financial statements, which have been prepared for the purpose of complying with financial reporting requirements under the indenture governing the US$ Senior Notes. This Special Purpose combined financial statements presented herein reflect the Restricted Group - II’s results of operations, assets and liabilities and cash flows for the year presented. The basis of preparation and significant accounting policies used in preparation of these special purpose combined financial statements are set out in note 3 and 4 below.

3. Basis of preparation

The indenture governing the US$ Senior Notes requires Restricted Group – II to prepare Ind AS combined financial statements of the Restricted Group – II for the purpose of submission to the bond holders. The special purpose combined financial statements of the Restricted Group - II have been prepared in accordance with recognition and measurement principles laid down by the Indian Accounting Standards (Ind AS) and disclosures (except Ind AS – 33 on Earnings Per Share) prescribed under section 133 of the Companies Act, 2013, read with rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and subsequent amendments thereto and other accounting principles generally accepted in India and the guidance note on Combined and Carve- out Financial Statements issued by the Institute of Chartered Accountants of India (ICAI).

Management of the Company has prepared the Special Purpose Combined Financial Statements, which comprise the Combined Balance Sheet as at March 31, 2022, the Combined Statement of Profit and Loss including other comprehensive income, Combined Statement of Cash Flows and Combined Statement of Changes in Equity for the year ended March 31, 2022, a summary of the significant accounting policies and other explanatory information.

The items in the special purpose combined financial statements have been classified considering the principles under Ind AS 1, Presentation of Financial Statements.

The special purpose combined financial statements have been prepared on the accrual and going concern basis and the historical cost convention, except for the following assets and liabilities which have been measured at fair value or revalued amount;

⮚	Derivative financial instruments

⮚	Certain financial assets measured at fair value (refer accounting policy regarding financial instruments)

As per the Guidance Note on Combined and Carve Out Financial Statements, the procedure for preparing combined financial statements of the combining entities is the same as that for consolidated financial statements as per the applicable Indian Accounting Standards. Accordingly, when combined financial statements are prepared, intra-group transactions and profits or losses are eliminated. All the inter group transactions are undertaken on Arms Lengths basis. There is no allocation of expenses within the Restricted Group - II. The information presented in the combined financial statements of the Restricted Group - II may not be representative of the position which may prevail after the transaction. The resulting financial position may not be that which might have existed if the combining businesses had been a stand-alone business.

Share capital and reserves disclosed in the combined financial statements is not the legal capital and reserves of the Restricted Group - II and is the aggregation of the share capital and reserves of the individual combining entities. Income taxes are arrived at by aggregation of the tax expenses actually incurred by the combining businesses, after considering the tax effects of any adjustments which is in accordance with the Guidance Note on Combined and Carve-Out Financial Statements issued by the ICAI.

Accordingly, the procedures followed for the preparation of the combined financial statements:

a)	Combined like items of assets, liabilities, equity, income, expenses and cash flows of the combining entities.

b)	Eliminated in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Restricted Group - II (profits or losses resulting from intragroup transactions that are recognised in assets, such as fixed assets, are eliminated in full).

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

These Ind AS combined financial statements may not be necessarily indicative of the financial performance, financial position and cash flows of the Restricted Group - II that would have occurred if it had operated as a separate stand-alone Group of entities during the year presented or the Restricted Group - II’s future performance.

The special purpose combined financial statements include the operation of entities in the Restricted Group - II, as if they had been managed together for the year presented.

Transactions that have taken place with the Unrestricted Group (i.e. other entities which are a part of the Group and not included in the Restricted Group - II of entities) have been disclosed in accordance of Ind AS 24, Related Party Disclosures.

The preparation of financial information in conformity with Ind AS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Restricted Group - II’s accounting policies.

4. Summary of significant accounting policies

a) Current versus non-current classification

The Restricted Group - II presents assets and liabilities in the balance sheet based on current/non-current classification.

An asset is treated as current when it is:

⮚	Expected to be realised or intended to sold or consumed in normal operating cycle

⮚	Held primarily for the purpose of trading

⮚	Expected to be realised within twelve months after the reporting period, or

⮚	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is treated as current when it is:

⮚	Expected to be settled in normal operating cycle

⮚	Held primarily for the purpose of trading

⮚	Due to be settled within twelve months after the reporting period, or

⮚	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

All other liabilities are classified as non-current.

Deferred tax assets/liabilities are classified as non-current assets/liabilities.

The operating cycle is the time between the acquisition of assets for processing and their realisation/settlement in cash and cash equivalents. The companies have identified twelve months as their operating cycle for classification of their current assets and liabilities.

b) Property, Plant and equipment

Capital work-in-progress, property, plant and equipment (PPE) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Restricted Group - II depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to note 13.1 and 39 regarding significant accounting judgements, estimates and assumptions and provisions for further information about the recorded decommissioning provision.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Derecognition

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit and loss when the asset is derecognised. The Restricted Group considers the cost of the replacement as the cost of the replaced part, when it was acquired or constructed, in case it is not practicable to determine the separate cost of the component of asset. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

c) Depreciation

Based on legal opinion obtained, management is of the view that application of CERC and/or SERC rates for the purpose of accounting of depreciation expense is not mandatory. Hence, company is depreciating the assets based on technical assessment made by technical expert and management estimate.

Depreciation on property plant and equipment is calculated on a straight-line basis using the rates arrived at based on the useful lives estimated by the management. Considering the applicability of Schedule II of the Companies Act, 2013, the management has re-estimated useful lives and residual value of all of its property plant and equipment.

The management believes that depreciation rates currently used fairly reflects its estimate of the useful lives and residual value of the Property plant and equipment, though these rates in following cases are different from lives prescribed under Schedule II of the Companies Act, 2013 based upon the nature of asset, the operating condition of the asset, the estimated usage of the asset, past history of replacement and anticipated technological changes.

Category	Life as per Schedule II	Life considered
Furniture and fittings	10 years	5 years
Buildings	30 years	35 years
Vehicles	8/10 years	5 years
Office equipment	5 years	1-5 years

The identified components are depreciated over their useful lives; the remaining asset is depreciated over the life of the principal asset.

Assets individually costing less than INR 5,000 are fully depreciated in the year of acquisition.

The assets’ residual values of not more than 10% of the original cost of the asset and useful lives are reviewed at each financial year end or whenever there are indicators for impairment and adjusted prospectively.

d) Capital work in progress (“CWIP”)

Capital work-in-progress includes cost of property, plant and equipment that are not ready for use at the balance sheet date.

e) Leases

The Restricted Group-II assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Where the respective companies under the Restricted Group-II are lessees

The Restricted Group-II applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Restricted Group-II recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right of use assets

The Restricted Group-II recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of- use assets are depreciated on a straight-line basis over the lease term.

If ownership of the leased asset transfers to the Restricted Group-II at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section Impairment of non-financial assets.

ii) Lease Liabilities

At the commencement date of the lease, the Restricted Group-II recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Restricted Group-II and payments of penalties for terminating the lease, if the lease term reflects the Restricted Group-II exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Restricted Group-II uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii) Short term leases and leases of low-value assets

The Restricted Group-II applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

f) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur. Borrowing cost includes interest and amortization of ancillary costs incurred in connection with the arrangement of borrowings and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the borrowing cost.

Hedging cost paid relates to borrowing of the group accordingly has been considered as part of finance cost.

g) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Restricted Group - II commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

⮚	Debt instruments at amortised cost

⮚	Debt instruments at fair value through other comprehensive income (FVTOCI)

⮚	Debt instruments, derivatives and equity instruments at fair value through Profit & Loss (FVTPL)

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the statement of profit and loss. The losses arising from impairment are recognised in the statement of profit and loss. The category applies to the Restricted Group - II’s trade receivables, unbilled revenue, other bank balances, security deposits etc.

Debt instrument at fair value through other comprehensive income (FVTOCI)

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the other comprehensive income (OCI). However, the Restricted Group - II recognizes interest income, impairment losses and reversals in the statement of profit and loss and in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified from the equity to statement of profit and loss. Interest earned whilst holding FVTOCI debt instrument is reported as interest income using the EIR method.

Debt instrument at fair value through profit and loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL.

In addition, the Restricted Group - II may elect to designate a debt instrument, which otherwise meets amortized cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’).

Debt instrument included within FVTPL category are measured at fair value with all changes recognized in the statement of profit and loss.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Derecognition:

A financial asset (or, where applicable, a part of a financial asset) is primarily derecognised (i.e. removed from the Restricted Group - II’s balance sheet) when:

a)	The contractual rights to receive cash flows from the asset have expired, or

b)	The Restricted Group - II has transferred its contractual rights to receive cash flows from the financial asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Restricted Group - II has transferred substantially all the risks and rewards of the asset, or (b) the Restricted Group - II has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Restricted Group - II has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Restricted Group - II continues to recognize the asset to the extent of the Restricted Group - II’s continuing involvement in the asset. In that case, the Restricted Group - II also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Restricted Group - II has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Restricted Group - II could be required to repay.

Impairment of financial assets

In accordance with Ind AS 109, the Restricted Group - II applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets and credit risk exposure:

⮚	Financial assets that are debt instruments, and are measured at amortised cost e.g. deposits, trade receivables and contract assets and bank balances

⮚	Financial asset that are debt instruments and are measured as at FVTOCI

⮚	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

The Restricted Group - II follows ’simplified approach’ for recognition of impairment loss allowance for trade receivables and contract assets.

The application of simplified approach does not require the Restricted Group - II to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the Restricted Group - II determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in the subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on a 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events on a financial instrument that is possible within 12 months after the reporting date.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

ECL is the difference between all contractual cash flows that are due to the Restricted Group - II in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original EIR. When estimating the cash flows, an entity is required to consider:

⮚	All contractual terms of the financial instrument (including prepayment, extension, call and similar options) over the expected life of the financial instrument. However, in rare cases when the expected life of the financial instrument cannot be estimated reliably, then the entity is required to use the remaining contractual term of the financial instrument

⮚	Cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms

As a practical expedient, the Restricted Group - II uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

ECL impairment loss allowance (or reversal) is recognized during the period as expense/ income in the statement of profit and loss. This amount is reflected under the head ‘other expenses’ in the statement of profit and loss. The balance sheet presentation for financial instruments is described below:

For financial assets measured at amortised cost: ECL is presented as an allowance i.e. as an integral part of the measurement of those assets in the balance sheet. The allowance reduces the net carrying amount. Until the asset meets write off criteria, the Restricted Group - II does not reduce impairment allowance from the gross carrying amount.

For assessing increase in credit risk and impairment loss, the Restricted Group - II combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of the directly attributable transaction costs.

The Restricted Group - II’s financial liabilities include trade and other payables, loans and borrowings, including bank overdraft and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Restricted Group-II that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to statement of profit and loss. However, the Restricted Group-II may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Reclassification of financial assets

The Restricted Group - II determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are equity instruments and financial liabilities. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent. The Restricted Group - II senior management determines change in the business model as a result of external or internal changes which are significant to the Restricted Group - II’s operation. Such changes are evident to external parties. A change in the business model occurs when the Restricted Group - II either or ceases to perform an activity that is significant to its operations. If the Restricted Group - II reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediate next reporting period following the change in the business model. The Restricted Group - II does not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

The following table shows various reclassifications and how they are accounted for:

Original classification	Revised classification	Accounting treatment
Amortised cost	FVTPL	Fair value is measured at reclassification date. Difference between previous amortized cost and fair value is recognised in the statement of profit and loss.
FVTPL	Amortised Cost	Fair value at reclassification date becomes its new gross carrying amount. EIR is calculated based on the new gross carrying amount.
Amortised cost	FVTOCI	Fair value is measured at reclassification date. Difference between previous amortised cost and fair value is recognised in OCI. No change in EIR due to reclassification.
FVTOCI	Amortised cost

Fair value at reclassification date becomes its new amortised cost carrying amount. However, cumulative gain or loss in OCI is adjusted against fair value. Consequently, the asset is measured as if it had always been measured at amortised cost.

FVTPL	FVTOCI	Fair value at reclassification date becomes its new carrying amount. No other adjustment is required.
FVTOCI	FVTPL	Assets continue to be measured at fair value. Cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss the reclassification date.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

h) Derivative financial instruments and hedge accounting

In the normal course of business, the Restricted Group – II uses derivative instruments for the purpose of mitigating the exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with changes in foreign currency exchange rates, and not for speculative trading purposes. These derivative contracts are purchased within the Restricted Group - II’s policy and are with counterparties that are highly rated financial institutions. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss except for effective portion of cash flow hedges.

At the inception of a hedge relationship, the Restricted Group - II formally designates and documents the hedge relationship to which the Restricted Group - II wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes the Restricted Group - II’s risk management objective and strategy for undertaking hedge, the hedging/economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Restricted Group - II evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis. The ineffective portion of cash flow hedge is recorded as expense in the statement of profit and loss. The cost of effective portion of cash flow hedges is expensed over the period of the hedge contract.

Undesignated contracts

Changes in fair value of undesignated derivative contracts are reported directly in the statement of profit and loss along with the corresponding transaction gains and losses on the items being economically hedged. The Restricted Group - II enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Restricted Group - II’s U.S. dollar denominated borrowings. The Restricted Group - II has not designated the derivative contracts as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the statements of profit and loss. These derivatives are not held for speculative or trading purposes.

The Restricted Group-II does not have any net investment in a foreign operation.

i) Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Restricted Group - II expects to be entitled in exchange for those goods or services. The Restricted Group - II has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the customer.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Application of interpretation for Service Concession Arrangements (SCA)

The Management has assessed applicability of Appendix C of Indian Accounting Standards 115: Service Concession Arrangements for the power purchase agreement which the Restricted Group has entered into. In assessing the applicability of SCA, the management has exercised significant judgement in relation to the underlying ownership of the assets, the attached risks and rewards of ownership, residual interest and the fact that secondary lease periods are not at nominal lease rentals etc. in concluding that the arrangements don’t meet the criteria for recognition as service concession arrangements.

Sale of power

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or is determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers (including the solar energy kilowatts supplied and not billed on reporting date) multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Restricted Group - II are validated by the customer prior to billing and recognition of revenue.

The Restricted Group - II considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of power, the Group considers the effects of variable consideration and consideration payable to the customer (if any).

Revenue from the recovery of Safe-guard duties and Goods and Service Tax under the change in law provision are recognized over the PPA period based on terms agreed with customers or unless agreed otherwise once collectability is reasonably assured. The revenue of Safe-guard duties and Goods and Service Tax for the year is recognized by the Restricted Group in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement.

Viability Gap Funding (VGF)

The Restricted Group - II records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

Interest income

For all debt instruments measured either at amortized cost or at fair value through other comprehensive income, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or to the amortised cost of the financial liability. When calculating the effective interest rate, the Restricted Group - II estimates the expected cash flows by considering all the contractual terms of the financial instrument but does not consider the expected credit losses. Interest income is included in other income in the statement of profit and loss.

Income from carbon credit emission

Revenue from the sale of carbon credit emissions are recognized at the time of transfer of carbon credits to the customers, at consideration agreed under the sale agreements.

Rebates

In some Power Purchase Agreements (PPAs), the Restricted Group - II provide rebates on invoice if payment is made before the due date. Rebates are offset against amounts payable by the customers. To estimate the variable consideration for the expected future rebate, the Group applies the most likely method.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Contract assets

A contract asset is initially recognised for revenue earned for its right to consideration in exchange for goods or services transferred to the customer. If the entities forming part of Restricted Group - II perform by transferring goods or services to a customer before the customer pays consideration or before acceptance by the customer, a contract asset is recognised for the earned consideration that is conditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the entities forming part of Restricted Group - II has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the entities forming part of Restricted Group - II transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the entities forming part of Restricted Group - II performs under the contract.

Trade receivables

A receivable represents the right of entities forming part of Restricted Group - II to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section (g) Financial instruments – initial recognition and subsequent measurement.

j) Government Grants

Government grants are recognised at the fair value where there is a reasonable assurance that the grant will be received and the group will comply all with all attached conditions.

Government grant relating to income are deferred and recognised in the profit or loss over the period necessary to match them with the cost that they are intended to compensate and presented within other income.

Government grant relating to purchase of property, plant and equipment are included in non- current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets and presented within other income.

k) Foreign currencies

The functional currency of APSEPL is the United States Dollar (“US$”) and presentation currency for special purpose combined financial statement of Restricted Group - II is Indian rupees (“INR”). The Restricted Group - II entities which are having operations in India, use INR as the functional currency. The financial statements of APSEPL are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of other equity.

Functional currency is the currency of the primary economic environment in which a respective entity under Restricted Group - II operates and is normally the currency in which the respective entity under the Restricted Group - II primarily generates and expends cash.

Transactions in foreign currencies are initially recorded by the Restricted Entities at the functional currency spot rates at the date the transaction first qualifies for recognition

Conversion

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Exchange differences

Exchange differences arising on settlement or translation of monetary items are recognized in the statement profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or statement of profit and loss are also recognized in other comprehensive income or statement of profit and loss, respectively).

l) Retirement and other employee benefits

Retirement benefit in the form of provident fund is a defined contribution scheme. The Restricted Group - II has no obligation, other than the contribution payable to the provident fund. The Restricted Group - II recognizes contribution payable to the provident fund scheme as an expense, when an employee renders the related service. If the contribution payable to the scheme for service received before the balance sheet date exceeds the contribution already paid, the deficit payable to the scheme is recognized as a liability after deducting the contribution already paid. If the contribution already paid exceeds the contribution due for services received before the balance sheet date, then excess is recognized as an asset to the extent that the pre-payment will lead to, for example, a reduction in future payment or a cash refund.

Retirement benefit in the form of gratuity is a defined benefit scheme. The costs of providing benefits under the scheme are determined on the basis of actuarial valuation at each year-end using the projected unit credit method. The actuarial valuation is carried out for the plan using the projected unit credit method.

The Restricted Group - II presents the leave as a current liability in the balance sheet, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Restricted Group - II has the unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability. The Restricted Group - II measures the expected cost of such absences as the additional amount that it expects to pay as a result of the unused entitlement that has accumulated at the reporting date.

The Restricted Group - II recognizes termination benefit as a liability and an expense when the Restricted Group - II has a present obligation as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the termination benefits fall due more than 12 months after the balance sheet date, they are measured at present value of future cash flows using the discount rate determined by reference to market yields at the balance sheet date on government bonds.

The interest is calculated by applying the discount rate to the net defined benefit liability. The Restricted Group - II recognizes the following changes in the net defined benefit obligation as an expense in the statement of profit and loss:

⮚	Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

⮚	Interest expense.

m) Income taxes

Tax expense represents the sum of current tax and deferred tax of Restricted Group - II.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities by each entity in Restricted Group - II. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Restricted Group - II operates and generates taxable income.

Current income tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Current tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Restricted Group shall reflect the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.

Deferred Tax

Deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, on carry forward of unused tax credits and unused tax loss, subject to exceptions as below:

⮚	deferred income tax is not recognised on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

⮚	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates applicable on Restricted Group - II that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets (including MAT credit available) of Restricted Group - II is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities of respective entities under Restricted Group - II are offset when they relate to income taxes levied by the same taxation authority and the entities intend to settle their current tax assets and liabilities on a net basis.

In the situations where one or more entities in the Restricted Group - II are entitled to a tax holiday under the Income-tax Act, 1961 enacted in India or tax laws prevailing in the respective tax jurisdictions where they operate, no deferred tax (asset or liability) is recognized in respect of temporary differences which reverse during the tax holiday period, to the extent the concerned entity’s gross total income is subject to the deduction during the tax holiday period. Deferred tax in respect of temporary differences which reverse after the tax holiday period is recognized in the year in which the temporary differences originate. However, the Restricted Group - II restricts recognition of deferred tax assets to the extent it is probable that sufficient future taxable income will be available against which such deferred tax assets can be realized. For recognition of deferred taxes, the temporary differences which originate first are considered to reverse first.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Current and deferred tax is recognised in the statement of profit and loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Minimum Alternate Tax

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset if there is convincing evidence that the entities forming part of the Restricted Group - II will pay normal income tax. Accordingly, MAT is recognised as an asset in the balance sheet when it is probable that future economic benefit associated with it will flow to the entities forming part of the Restricted Group - II.

n) Segment reporting

An operating segment is a component of the Restricted Group - II entities’ that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. All operating segments’ operating results are regularly reviewed by the respective Restricted Group - II entities’ chief operating decision maker(s) to make decisions about resources to be allocated to the segments and assess their performance. The Parent’s chief executive officer is the chief operating decision maker.

The activities of Restricted Group - II entities mainly involve sale of electricity. Considering the nature of Restricted Group - II entities’ business and operations, there are no separate reportable operating segments in accordance with the requirements of Indian Accounting Standard 108, ‘Operating Segments’ referred in to Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016 and hence, there are no additional disclosures to be provided other than those already provided in the financial statements.

o) Provisions

General

Provisions are recognized when the Restricted Group - II has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Restricted Group - II expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of profit and loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Decommissioning liability

Upon the expiration of the lease agreement for solar power plants located on leasehold land, the Restricted Group - II is required to remove the solar power plant and restore the land. The Restricted Group - II records a provision for such decommissioning costs. Decommissioning costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognised as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognised in the statement of profit and loss as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

p) Impairment of non-financial assets

The Restricted Group - II, at each reporting date, assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Restricted Group - II estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Impairment loss is recognized when the carrying amount of an asset exceeds recoverable amount and the asset is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Restricted Group - II bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. To estimate cash flow projections beyond periods covered by the most recent budgets/forecasts, the Restricted Group - II extrapolates cash flow projections in the budget using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. In any case, this growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used.

Impairment losses of continuing operations are recognised in the statement of profit and loss.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Restricted Group - II estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

q) Contingent assets/liabilities

Contingent assets are not recognised. However, when realisation of income is virtually certain, then the related asset is no longer a contingent asset, and is recognised as an asset.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Restricted Group - II or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Restricted Group - II does not recognize a contingent liability but discloses its existence in the financial statements.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

r) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

⮚	In the principal market for the asset or liability, or

⮚	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Restricted Group - II.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Restricted Group - II uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

⮚	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

⮚	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

⮚	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Restricted Group - II determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Restricted Group-II determines the policies and procedures for both recurring fair value measurement, such as derivative instruments and unquoted financial assets measured at fair value, and for non-recurring measurement, such as assets held for distribution in discontinued operations.

External valuers are involved for valuation of significant assets and liabilities, if any. At each reporting date, the Restricted Group- II analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Restricted Group-II’s accounting policies.

For the purpose of fair value disclosures, the Restricted Group - II has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

This note summarises accounting policy for fair value. Other fair value related disclosures are given in the notes 34 and 35.

s) Cash and cash equivalents

Cash and cash equivalents in the Balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the combined statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

Restricted Group - II
Notes to special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

t) Events occurring after the balance sheet date

Impact of events occurring after the balance sheet date that provide additional information materially effecting the determination of the amounts relating to conditions existing at the balance sheet date are adjusted to respective assets and liabilities.

The Restricted Group - II does not adjust the amounts recognised in its combined financial statements to reflect non-adjusting events after the reporting period.

The Restricted Group - II makes disclosures in the combined financial statements in cases of significant events.

u) Material prior period errors

Material prior period errors are corrected retrospectively by restating the comparative amounts for the prior periods presented in which the error occurred. If the error occurred before the earliest period presented, the opening balances of assets, liabilities and equity for the earliest period presented, are restated.

v) Measurement of EBITDA

The Restricted Group - II has elected to present earnings before interest, tax, depreciation and amortisation (EBITDA) as a separate line item on the face of the statement of profit and loss. The Restricted Group - II measures EBITDA on the basis of profit/ (loss) from continuing operations. In its measurement, the Restricted Group - II does not include interest income, depreciation, finance cost and tax expense.

w) Changes in accounting policy and disclosures – New and amended standards

i) Other Amendments

A number of other amendments to existing standards also became effective on April 01, 2021 and have been adopted by the Restricted Group - II. The adoption of these new accounting pronouncements did not have a significant impact on the accounting policies, method of computation or presentation applied by the Restricted Group - II.

ii) Standards issued but not yet effective

The Restricted Group is currently evaluating the impact of the new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Restricted Group’s financial statements and does not expect to have significant impact on the Restricted Group’s financial statements. The Restricted Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective. Refer the note “Standards notified but not yet effective” in Notes to Financial Statements.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

5. Property, plant and equipment

	Freehold land	Plant and machinery	Vehicles	Computers	Office equipment	Building	Total	Capital work in progress
Gross block
At April 01, 2020	667	34,919	11	1	3	1,997	37,598	514
Additions	149	729	1	1	4	45	929	355
Disposals/Adjustments	-	(208)	-	-	-	(23)	(231)	(806)
At March 31, 2021	816	35,440	12	2	7	2,019	38,296	63
Additions	19	57	1	3	3	14	97	246
Disposals/Adjustments	(43)	(44)	-	-	-	-	(87)	(164)
At March 31, 2022	792	35,453	13	5	10	2,033	38,306	145

Depreciation/Amortisation
At April 01, 2020	-	2,540	2	-	-	106	2,648	-
Charge for the year	-	1,914	2	-	1	82	1,999	-
Impairment expense#	-	644	-	-	-	-	644	-
Disposals/Adjustments	-	(1)	-	-	-	-	(1)	-
At March 31, 2021	-	5,097	4	-	1	188	5,290	-
Charge for the year	-	984	3	1	1	57	1,046	-
Disposals/Adjustments	-	(6)	-	-	-	-	(6)	-
At March 31, 2022	-	6,075	7	1	2	245	6,330	-

Net Block
At March 31, 2021	816	30,343	8	2	6	1,831	33,006	63
At March 31, 2022	792	29,378	6	4	8	1,788	31,976	145

#	Pursuant to share purchase agreement entered between the shareholders.

(i)	Property, plant and equipment are pledged as collateral against borrowing, the details related to which is described in Note 12 on borrowings.

(ii)	Refer note 40 and 41 for restatement and reclassification respectively

Capital work in progress (CWIP) ageing schedule

	Amount in CWIP for a period of
As at March 31, 2022	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Project in progress	145	-	-	-	145
Total	145	-	-	-	145

	Amount in CWIP for a period of
As at March 31, 2021	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Project in progress	63	-	-	-	63
Total	63	-	-	-	63

As at March 31, 2022 and March 31, 2021, there is no CWIP whose completion is overdue or has exceeded its cost compared to original plan.

On transition of Ind AS, the company has elected to continue with the carrying value of all its property, plant and equipment recognised as at 1 April 2015 measured as per indian GAAAP and use that carrying value as the deemed cost of property, plant and equipement.

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Particulars	As at March 31, 2022	As at March 31, 2021

6. Non-current financial assets
(Carried at amortised cost, unless stated otherwise)

6.1 Investments

Investments (at cost)
83,513 compulsorily convertible debentures 0.0% (March 31, 2020: 83,513) in Azure Power Thirty Seven Private Limited	221	221
Investment in equity share of fellow subsidiary #	-	-
Total	221	221

#	During the year ended March 31, 2020, one of the entities of the Restricted Group - II, namely Azure Power Solar Energy Private Limited, acquired 1 equity share of its fellow subsidiary Azure Power India Private Limited (“AZI”) from its holding company Azure Power Global Limited (“APGL”) for consideration of INR 0.006 million. The carrying value of the investment as at March 31, 2022 was INR 0.006 million.

#	During the year ended March 31, 2021, one of the entities of the Restricted Group - II, namely Azure Power Makemake Private Limited, acquired 1 equity share of its fellow subsidiary Azure Power Forty One Private Limited (“AZI”) for consideration of INR 0.003 million. The carrying value of the investment as at March 31, 2022 was INR 0.003 million.

6.2 Trade receivables

Trade receivables (refer note 28 and 45)	151	-
Total	151	-

Break-up for trade receivables
From others
Undisputed trade receivables, considered good	151	-
Undisputed trade receivables, credit impaired	2
Total	153	-

Impairment allowance for trade receivables (refer note 36)
Undisputed trade receivables, credit impaired	(2)	-
Total	151	-
Total	151	-

Trade receivables Ageing Schedule

		Non-current	Outstanding for following periods from due date of payment
As at 31 March 2022	Unbilled receivables*	but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	111	40	-	-	-	-	-	151
Undisputed Trade receivable – credit impaired	-	2	-	-	-	-	-	2
	111	42	-	-	-	-	-	153

*	Unbilled receivables represents receivables where the goods and/or services have been provided to the customer for which the Restricted Group - II has unconditional right to consideration. However, the Restricted Group - II is yet to raise invoices to the customer.

**	Non-current but not due represent receivables which aren’t due as per credit terms agreed with the customer.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Particulars		As at March 31, 2022	As at March 31, 2021

6.3 Loans

(Unsecured, considered good)
Carried at amortised cost
Performance bank guarantee receivable		7	6
Loans to fellow subsidiary companies (refer note 26) ##		-	15
Loans to holding company (refer note 26) ##		1,055	472
Total	(A)	1,062	493

##	During the year ended March 31, 2021, some of the Restricted Group - II entities have renewed the loan given to Holding Company and fellow subsidiaries for long term and has classified the same accordingly. The loans outstanding at the end of the current year are repayable over the period of 3 years and carries interest rate of 10% p.a.

6.4 Other financial assets

Carried at amortised cost
Term deposits *		102	-
Security deposits		4	4
Interest accrued on loans and advances to holding company (refer note 26)		79	5
Interest accrued on loans and advances to fellow subsidiary companies (refer note 26)		-	4

Derivative instruments at fair value through OCI
Derivative assets ### (refer note 12.1 and 32)		1,044	769
Total	(B)	1,229	782

Total non-current financial assets	(A+B)	2,291	1,275

### This relates to US$ Senior Notes.

Azure Power Thirty Six Private Limited
*Axis Bank

Balance of INR 102 million Nil as at March 31, 2022 (March 31, 2021: INR Nil)	Represents an amount of margin against Letter of credit.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Particulars	As at March 31, 2022	As at March 31, 2021

7. Income tax assets (net)

Advance income-tax (net of provision for tax INR Nil (March 31, 2021: INR Nil))	26	11
Total	26	11

8. Other non-current assets

(Unsecured, considered good)
Capital advances to others	1	7
Prepaid assets	69	72
	70	79

9. Current financial assets
(Carried at amortised cost, unless stated otherwise)

9.1 Trade receivables

Trade receivables (refer note 28 and 45)	1,443	1,001
Total	1,443	1,001

Break-up for trade receivables
Undisputed trade receivables, considered good	1,436	9,145
Disputed trade receivables, considered good	7	-
Undisputed trade receivables, credit impaired	18	2
Disputed trade receivables, credit impaired	69	17
Total	1,530	9,164

Impairment allowance for trade receivables (refer note 36)
Undisputed trade receivables, credit impaired	(18)	(2)
Disputed trade receivables, credit impaired	(69)	(17)
Total	1,443	9,145

Total trade receivables	1,443	9,145

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Trade receivables Ageing Schedule

		Current	Outstanding for following periods from due date of payment
As at 31 March 2022	Unbilled receivables*	but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	763	237	263	170	3	-	-	1,436
Undisputed Trade receivable – credit impaired	4	1	6	6	-	-	1	18
Disputed Trade receivables – considered good	-	-	1	6	-	-	-	7
Disputed Trade receivables – credit impaired	-	-	1	19	36	11	2	69
	767	238	271	201	39	11	3	1,530

		Current	Outstanding for following periods from due date of payment
As at 31 March 2021	Unbilled receivables*	but not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	430	4,194	189	4,326	6	-	-	9,145
Undisputed Trade receivable – credit impaired	-	-	1	1	-	-	-	2
Disputed Trade receivables – credit impaired	-	-	-	-	13	4	-	17
	430	4,194	190	4,327	19	4	-	9,164

Trade receivables are non-interest bearing and are generally on terms of 30 to 60 days.

*	Unbilled receivables represents receivables where the goods and/or services have been provided to the customer for which the Restricted Group - II has unconditional right to consideration. However, the Restricted Group - II is yet to raise invoices to the customer.

**	Current but not due represent receivables which aren’t due as per credit terms agreed with the customer.

Particulars	As at March 31, 2022	As at March 31, 2021

9.2 Cash and cash equivalents

Balances with banks:
- On current accounts	234	36
- Deposits with original maturity of less than 3 months	427	415
Total	661	451

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

There are no repatriation restriction with cash and cash equivalents as at the end of reporting period and prior period.

9.3 Other bank balances

- Deposits with original maturity for more than 3 months but remaining maturity of less than 12 months	1,719	1,333
Total	1,719	1,333

9.4 Loans

(Unsecured, considered good)
Loans to holding company (refer note 26)	-	11
Loans to fellow subsidiary companies (refer note 26)	30	30
Total	30	41

9.5 Other financial assets

Carried at amortised cost
Interest accrued on term deposits	11	8
Interest accrued on loans and advances to fellow subsidiary companies (refer note 26)	22	9
Fixed deposits with original maturity more than 12 months**	26	-
Government Grant Receivable (VAT Refund)	60	-
Receivable from fellow subsidiary companies (refer note 26)	1	8
Receivable from holding company (refer note 26)	104	12
Carried at fair value through profit or loss
Firm Commitment	1	-
Total	225	37

**	This amount related to bank guarantee.

10. Other current assets

Balance with statutory / government authorities	2	-
Prepaid assets	14	18
Prepaid performance bank guarantee	2	-
Advance to vendors	6	4
Other advances*	32	33
Total	56	55

*	Other Advances includes advance given to Holding company (refer note 26).

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

11.1 Equity share capital*

Particulars

Shares (Aggregate of Restricted Group - II entities):	Number of shares	Amount
At April 01, 2020	71,26,399	73
Changes during the period	-	-
At March 31, 2021	71,26,399	73
Changes during the period	-	-
At March 31, 2022	71,26,399	73

*	Equity share capital represents the aggregate amount of the share capital of Restricted Group - II entities as at the respective year ends and does not necessarily represent legal share capital for the purpose of the Restricted Group - II.

A. Terms/ rights attached to shares

The respective Restricted group - II’s entities have only one class of equity shares, Indian entities having a par value of INR 10/- per share and Mauritius entity having a par value of USD 100/- per share. Each holder of equity shares is entitled to one vote per share. In the event of liquidation, the holders of equity shares will be entitled to receive remaining assets of the entity, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

B. There are no bonus shares issued, for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date. Further, there are no shares reserved for issue under options and contracts/commitments for sale of shares/disinvestment.

11.2 Other equity**

For the year ended March 31, 2022:

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2021 (as previously reported)	(3,295)	9,872	(1,202)	(1)	681	6,055
Adjustment relating to prior period errors*	(150)	-	-	-	-	(150)
Restated balance as at April 1, 2021	(3,445)	9,872	(1,202)	(1)	681	5,905
Loss for the year	(371)	-	-	-	-	(371)
Other comprehensive income/(loss)	-	-	(806)	-	213	(593)
At March 31, 2022	(3,816)	9,872	(2,008)	(1)	894	4,941

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

For the year ended March 31, 2021

	Reserves and surplus		Items of other comprehensive income
Particulars	Deficit in the combined statement of profit and loss	Securities premium reserve	Exchange differences on translating the financial statements of foreign operations	Defined benefit plans (refer note 38)	Effective portion of Cash flow hedges (refer note 32)	Total equity
At April 01, 2020 (as previously reported)	(1,678)	9,872	(1,842)	-	909	7,261
Adjustment relating to prior period errors*	80	-	-	-	-	80
Restated balance as at April 1, 2020	(1,598)	9,872	(1,842)	-	909	7,341
Loss for the year*	(1,847)	-	-	-	-	(1,847)
Other comprehensive income/(loss)	-	-	640	(1)	(228)	411
Restated balance as at March 31, 2021	(3,445)	9,872	(1,202)	(1)	681	5,905

**	Other equity represents the aggregate amount of other equity of Restricted Group - II entities as at the respective year ends.

*	Refer note 40 and 41 for restatement and reclassification respectively

Note:

Deficit in the statement of profit and loss are the losses of the Restricted Group - II incurred till date net of appropriations.

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

Particulars	As at March 31, 2022	As at March 31, 2021
12. Non-current financial liabilities

12.1 Non-current borrowings

At amortised cost
Term loans (secured)
(a) Bonds (Secured)
- 5.65% Senior Notes*	26,291	25,413

(b) Loans from related parties (Unsecured)
- from holding company (refer note 26)#	395	400
- from fellow subsidiary (refer note 26)#	111	126
- from others##	848	-

(c) Deferred payment liabilities (refer note 26 and 40)	3,226	3,821
Total	30,871	29,760

#	The loans are repayable over the period of 5 years.

##	Pertains to unsecured term loans taken by certain entities from Radiance Renewables Private Limited amounting to INR 848 million as at March 31, 2022 (INR Nil as at March 31, 2021) pursuant to share purchase agreement relating to disposal of rooftop entities. These loans carries interest rate of 10% p.a.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

a)	Azure Power Solar Energy Private Limited

*5.65% Senior Notes	During the year ended March 31, 2020, Azure Power Solar Energy Private Limited issued 5.65% US$ denominated Senior Notes (“5.65% Senior Notes” or “Green Bonds”) and raised INR 24,400 million net of discount of INR 7 million at 0.03% and issuance expense of INR 397 million. The discount on issuance of the Green Bonds and the issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).
Interest Rate- 5.65%	In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.65% Senior Notes are payable on a semi-annual basis and the principal amount is payable in December 2024. As of March 31, 2022, the unamortised balance of issuance expenses was INR 239 million (March 31, 2021: INR 307 million) and the net carrying value of Green Bonds as on March 31, 2022 was INR 26,291 million (March 31, 2021: INR 25,413 million). The Parent Company continues to guarantee the principal and interest repayments to the investors and the guarantee shall become ineffective on meeting certain financial covenants. The Green Bonds are secured fixed charge by the Company over the capital stock of Azure Power Solar Energy Private Limited (refer note 6.4 – Derivative assets). Investment of APSEL in non-convertible debentures of RG group entities are further secured by a first priority security interest (to be shared on pari-passu basis) over all immovable properties of the RG entities by an equitable mortgage.

12.2 Other non-current financial liabilities

Carried at amortised cost
Interest accrued but not due on borrowings from fellow subsidiary companies (refer note 26)	21	39
Interest accrued and not due on borrowings from holding company (refer note 26)	135	94
Payable to fellow subsidiary companies (refer note 26)	7	37
Interest payable on deferred payment liabilities (refer note 26)	572	363
Total	735	533

13. Provisions

13.1 Non-current

Provision for gratuity (refer note 38)	4	3
Provision for decommissioning liabilities #	245	257
Total	249	260

#	Provision has been recognised for decommissioning costs associated with solar power plants being constructed on leasehold lands. The respective entities under Restricted Group - II are under an obligation to decommission the plant at the expiry of the lease term before handing over the leasehold lands to the lessors.

Movement in provision for decommissioning liabilities

Opening balance	257	257
Impact of change in estimate during the year	(31)	(10)
Reversals during the year	-	(7)
Accretion during the year	19	17
Closing Balance	245	257

13.2 Current

Provision for compensated absences	2	3
Total	2	3

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	As at	As at
Particulars	March 31, 2022	March 31, 2021

14. Other non-current liabilities

Deferred revenue	220	-
Deferred viability gap funding income	378	315
Deferred revenue on account of SGD	95	-
Deferred Government grant	133	90
Total	826	405

15. Current financial liabilities
(Carried at amortised cost)

15.1 Trade payables

- Total outstanding dues of micro enterprises and small enterprises (refer note 29)	2	2
(A)	2	2
- Total outstanding dues of creditors other than micro enterprises and small enterprises#
- from related parties	241	117
- from others	123	176
(B)	364	293

Total (A + B)	366	295

#	(a) Trade payables are non-interest bearing and are normally settled upto 90 days terms.

(b)	For terms and conditions relating to related party payables, see note 26.

(c)	Refer note 40 and 41 for restatement and reclassification respectively

Trade payables Ageing Schedule

			Outstanding for following periods from due date of payment
As at 31 March 2022	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	-	2	-	-	-	2

Total outstanding dues of creditors other than micro enterprises and small enterprises	77	5	278	1	1	2	364
	77	5	280	1	1	2	366

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

			Outstanding for following periods from due date of payment
As at 31 March 2021	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	-	2	-	-	-	2

Total outstanding dues of creditors other than micro enterprises and small enterprises	209	1	38	40	5	-	293
	209	1	38	40	5	-	295

*	Unbilled dues represents payables where the goods and/or services have been received, however, Company is yet to receive invoices from the vendors.

**	Not due trade payable represent balances which are not due as per credit terms agreed with the vendor.

15.2 Other financial liabilities

Other financial liabilities at amortised cost
Interest accrued but not due on borrowings	404	392
Interest accrued and not due on borrowings from fellow subsidiary company (refer note 26)	35	-
Contractually reimbursable expense to holding company (refer note 26)	32	196
Other payables	-	1
Payable to employees	4	-
Payable for purchase of capital goods to others	130	48
Financial liabilities at fair value through OCI
Derivative liabilities	1	-
Total	606	637

16. Current tax liabilities (net)

Provision for income tax (net of Advance tax of INR 10 million (March 31, 2021: INR 6 million))	10	3
Total	10	3

	As at	As at
Particulars	March 31, 2022	March 31, 2021

17. Other current liabilities

Statutory dues	32	36
Advance from customers	1	-
Deferred Revenue	14	-
Deferred viability gap funding income	20	29
Deferred revenue on account of SGD	2	-
Deferred government grant	8	6
Total	77	71

	As at	As at
	March 31, 2022	March 31, 2021
18.1 Deferred tax liabilities (net)

Deferred tax liability	822	332
Total	822	332

18.2 Deferred tax assets

Deferred tax asset	298	317
Total	298	317

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

18.3 Reconciliation of deferred tax asset/(liabilities) (net)

	As at April 1, 2020*	Recognised in Profit & Loss	Recognised in Other comprehensive income	As at March 31, 2021*	Recognised in Profit & Loss	Recognised in Other comprehensive income	As at March 31, 2022
Deferred tax liability:
Difference between tax depreciation and depreciation charged for financial reporting	3,005	1,068	-	4,073	786	-	4,859
EIR impact on borrowings	4	6	-	10	2	-	12
Leases	103	(19)	-	84	(18)	-	66
Gross deferred tax liability (A)	3,112	1055	-	4167	770	-	4,937

Deferred tax assets:
Unabsorbed depreciation and brought forward losses	3,124	973	-	4,097	263	-	4,360
Deferred revenue	107	(20)	-	87	13	-	100
Provision for decommissioning liabilities	80	(15)	-	65	(3)	-	62
Minimum alternate tax	7	4	-	11	7	-	18
Performance bank guarantee	2	-	-	2	1	-	3
Provision for employee benefits	1	1	-	2	-	-	2
Trade receivables measured at amortised cost	-	4	-	4	1	-	5
Allowance for doubtful trade receivables	2	2	-	4	17	-	21
Gross deferred tax assets (B)	3,323	949	-	4,272	299	-	4,571

Deferred Tax asset / (liability) (Net) (A - B)	211	(106)	-	105	(471)	-	(366)
Deferred tax liability recognised in Other Comprehensive Income	(160)	40	-	(120)	(38)	-	(158)
Deferred tax asset/(liability) (net) after OCI	51	(66)	-	(15)	(509)	-	(524)

Azure Power Solar Energy Private Limited is incorporated in Mauritius having applicable income tax rate of 15%. However, the group’s significant operations are based in India and are taxable as per Indian Income Tax Act, 1961. For effective tax reconciliation purposes, the applicable tax rate in India has been considered.

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Accounting profit before income tax	279	(1,572)
Applicable statutory income tax rate	25.17%	25.17%
Tax at applicable tax rate	70	(396)

Adjustments:
Permanent difference disallowed under income tax Act	56	40
Disallowance as per section 94B of Income Tax Act, 1961 not considered for deferred tax purpose	461	480
Deduction during tax holiday period	(8)	(9)
Difference in property, plant and equipment not considered for deferred tax purposes	10	49
Tax Effect of ASEPL Mauritius entity	109	111
Leases	(11)	10
Impact of different income tax rates	(36)	(32)
Deferred government grant	1	22
Other	(2)	-
Total	580	671

Total tax expense	650	275

Component of tax expenses
Current tax expense	179	169
Deferred tax charge	471	106
Total tax expense	650	275

*	Refer note 40 for restatement

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021

19. Revenue from operations

Revenue from contracts with customers*
Sale of power (refer note 27 and 28)	4,423	4,420
Other operating revenues
Income from carbon credit emission*	544	52
Total	4,967	4,472

*	Revenue from sale of power and carbon credit are recognised at point in time.

20. Non Operating Income

20.1 Interest income on financial assets measured at amortised cost:

- Term deposits	49	42
- Loan to holding/fellow subsidiary companies (refer note 26)	88	23
- Others	10	-
Total	147	65

20.2 Other income

Allowance for doubtful trade receivables written back	8	-
Government grants related to assets	15	6
Liabilities no longer required written back	65	10
Miscellaneous income	11	4
Total	99	20

21. Employee benefits expense

Salaries, wages and bonus	27	31
Contribution to provident and other funds (refer note 38)	2	2
Gratuity expenses (refer note 38)	1	1
Total	30	34

22. Depreciation and amortisation expense

Depreciation of property, plant and equipment (refer note 5 and 40)	1,046	1,999
Depreciation of right-of-use assets (refer note 30 and 40)	48	48
Total	1,094	2,047

23. Finance costs

Interest expenses on financial liabilities measured at amortised cost:
-5.65% Senior Notes*	2,375	2,375
-Loan from holding/fellow subsidiary companies** (refer note 26)	418	448
-Lease liabilities (refer note 30)	77	73
Interest on delayed payment of statutory dues	1	1
Other finance costs***	34	20
Total	2,905	2,917

*	Including amortisation of hedging cost of INR 821 million (March 31, 2021: INR 818 million)

**	Includes interest on deferred payment liabilities

***	Primarily includes adjustment related to interest on decommissioning liabilities and interest to micro and small enterprises.

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021

24. Other expenses

Guest house expenses	5	5
Rent (refer note 30)	-	3
Rates and taxes	78	34
Solar park maintenance	66	62
Insurance	56	59
Repair and maintenance
-Plant and machinery	91	53
-Other	30	28
Travelling and conveyance	5	4
Communication costs	2	2
Legal and professional fees	20	26
Payment to auditor	6	5
Corporate social responsibilities*	1	-
Management fees (refer note 26 and 40)	197	102
Allowance for doubtful trade receivables (refer note 36)	69	19
Bad debts written off (refer note 36)	9	2
Recruitment expenses	7	2
Security charges	41	45
Asset Written off	167	11
Bank charges	4	3
Advance written off	8	-
Land development	13	13
Loss on disposal of property, plant and equipment	1	-
Loss on account of modification of contractual cash flows (refer note 45)	18	-
Loss on lease modification	-	1
Miscellaneous expenses	11	8
Total	905	487
Payment to auditor:
As auditor:
Audit fee	6	5
In Other Capacity
Reimbursement of expenses	0	0
Total	6	5

*	The audit fee recognised in current year pertains to amounts incurred in relation to services provided by erstwhile statutory auditors of the Restricted Group II. Since the current auditor’s appointment was made on July 12, 2023, to fill the casual vacancy caused by the resignation of the erstwhile auditor, their audit fees for the audit of year ended March 31, 2022 amounting to INR 5.7 million has not been recognized in year ended March 31, 2022, as this is a non- adjusting subsequent event.

*	Disclosure relating to Corporate Social Responsibility (CSR) Expenditure

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

As per provision of Section 135 of the Companies Act, 2013 read with Companies Amendment Act, 2021, the Company has to spent at least 2% of the average profits of the preceding three financial years towards CSR. Accordingly, a CSR committee has been formed for carrying out the CSR activities as per Schedule VII of the Companies Act, 2013.

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Amount required to be spent by the company during the year	-	-
Amount of expenditure incurred	-	-
(i) Construction/acquisition of an asset	-
(ii) On purposes other than (i) above	1	-
Amount approved by Board	1	-
Excess/ (shortfall) at the end of the year	-	-
Total of previous years shortfall	-	-
Amount spent towards obligations in relation to:
Ongoing projects	-	-
Other than Ongoing projects	-	-
Accrual towards unspent obligations
Reason for shortfall	-	-
Nature of CSR activities	Skill development	-
Details of related party transactions	-	-

25. Earning per share

The special purpose combined financial statements do not represent legal structure and are aggregated for a specific purpose. Accordingly, Earning Per Share (EPS) on aggregated number of shares have not been disclosed.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

26. Related party disclosures:

Related parties where control exists:

Parent Company:	Azure Power Global Limited (w.e.f July 22, 2015)

Holding company of Restricted Group - II entities:
Azure Power Solar Energy Private Limited	Azure Power Global Limited
Azure Power Earth Private Limited	Azure Power India Private Limited
Azure Power Makemake Private Limited	Azure Power India Private Limited
Azure Power Mercury Private Limited	Azure Power India Private Limited
Azure Power Uranus Private Limited	Azure Power India Private Limited
Azure Power Venus Private Limited	Azure Power India Private Limited
Azure Power Saturn Private Limited	Azure Power India Private Limited
Azure Power Thirty Three Private Limited	Azure Power India Private Limited
Azure Power Thirty Four Private Limited	Azure Power India Private Limited
Azure Power Thirty Six Private Limited	Azure Power India Private Limited
Azure Power Forty Four Private Limited	Azure Power India Private Limited

Key managerial personnel:	Mr. Preet Mohinder Sandhu (Director till December 3, 2020) Mr. Sanjeev Bhatia (Director till September 15, 2020)
Ms. Samitla Subba (Director w.e.f. September 21, 2020 till November 21, 2022 (except for 2 entities))
Mr. Srinagesh Ramabhotla (Additional director w.e.f. November 13, 2019 till July 13, 2022) Mr. Kapil Sharma (Appointed director w.e.f. October 25, 2018)
Mr. Khalid Muhammad Peyrye (Director from April 2, 2018)
Mrs. Yung Oy Pin Lun Leung (Director w.e.f. November 13, 2019)
Mr. Nitin Vaid (Appointed additional director w.e.f December 2, 2020 till March 08, 2022) Mr. Gaurang Sethi (Appointed additional director w.e.f. December 2, 2020)
Mr. Rajani Kumar Chinnari (Appointed as additional director w.e.f. November 21, 2022 Mr. Kishore Kumar (Director w.e.f March 08, 2022 till February 10, 2023)
Mr. Saurabh Gupta (Additional Director w.e.f February 22, 2023)

Related parties with whom transactions have taken place during the year:

Holding company of 10 Indian entities of Restricted Group - II:	Azure Power India Private Limited

Fellow subsidiary company:	Azure Power Thirty Seven Private Limited Azure Sun Energy Private Limited
Azure Green Tech Private Limited Azure Power Jupiter Private Limited Azure Photovoltaic Private Limited Azure Sunlight Private Limited
Azure Power Forty One Private Limited Azure Power Forty Three Private Limited Azure Power Infrastructure Private Limited Azure Power Pluto Private Limited
Azure Power Rooftop Five Private Limited Azure Power Rooftop Private Limited Azure Solar Solutions Private Limited Azure Power Venus Private Limited
Azure Power Thirty Eight Private Limited Azure Power Thirty Three Private Limited

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Following transactions were carried out with related parties in the ordinary course of business:

1. Transactions during the year

	Holding company		Fellow subsidiary company
Nature of transaction	For the period ended March 31, 2022	For the period ended March 31, 2021	For the period ended March 31, 2022	For the period ended March 31, 2021

a). Settlement of liabilities on behalf of the entity
Azure Power India Private Limited	70	17	-	-
Azure Power Forty Three Private Limited	-	-	7	-
Azure Power Pluto Private Limited	-	-	3	-
Azure Power Rooftop Pvt Ltd	-	-	0	-
Azure Power India Private Limited

b). Settlement of liabilities by the entity on behalf of
Azure Power Pluto Private Limited	-	-	0	-

c). Purchase of capital goods and services
Azure Power India Private Limited	-	292	-	-
Azure Power Forty Three Private Limited	-	-	-	33
Azure Power Venus Private Limited	-	-	-	7

d). Sale of capital goods and services
Azure Power India Private Limited	7	7	-	-
Azure Green Tech Private Limited	-	-	-	4
Azure Power Jupiter Private Limited	-	-	-	5
Azure Power Thirty Three Private Limited	-	-	-	7

e). Operation and maintenance services received (including GST)
Azure Power India Private Limited	4	5	-	-

f). Management services received (including GST)
Azure Power India Private Limited	197	34	-	-

g). Loan given
Azure Power India Private Limited	1,873	483	-	-

h). Repayment of loan given
Azure Power Forty One Private Limited	-	-	-	1
Azure Power Solar Solution Private Limited	-	-	15	-

i). Interest income from loans
Azure Power India Private Limited	84	19	-	-
Azure Solar Solutions Private Limited	-	-	1	1
Azure Sun Energy Private Limited	-	-	3	3

j) Repayment of borrowings
Azure Power India Private Limited	1	5	-	-
Azure Power Rooftop Private Limited	-	-	15	-
Azure Power Mercury Private Limited	-	-	16	-
Azure Power Forty Four Private Limited	-	-	19	-

k). Interest expense on borrowings
Azure Power India Private Limited	394	434	-	-
Azure Power Infrastructure Private Limited	-	-	4	4
Azure Power Pluto Private Limited	-	-	6	8
Azure Power Rooftop Private Limited	-	-	1	2

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

2. Balances outstanding at the end of the year

	Holding company		Fellow subsidiary company
Nature of transaction	As on March 31, 2022	As on March 31, 2021	As on March 31, 2022	As on March 31, 2021
a). Receivable
Azure Power India Private Limited	104	179	-	-
Azure Power Rooftop Private Limited	-	-	-	2
Azure Sun Energy Private Limited	-	-	0	-
Azure Sunlight Private Limited	-	-	0	-
Azure Power Pluto Private Limited	-	-	0	-
Azure Power Rooftop Five Private Limited	-	-	0	-
Azure Power Thirty Eight Private Limited	-	-	0	-
Azure Power Pluto Private Limited	-	-	-	-
Azure Green Tech Private Limited	-	-	-	1
Azure Power Jupiter Private Limited	-	-	-	5

b). Payables
Azure Power India Private Limited	273	245	-	-
Azure Power Forty Three Private Limited	-	-	-	33
Azure Power Rooftop Private Limited	-	-	4	4
Azure Power Pluto Private Limited	-	-	3	0

c). Deferred payment liabilities
Azure Power India Private Limited*	3,225	3,211	-	-

d). Borrowings
Azure Power India Private Limited	395	400	-	-
Azure Power Infrastructure Private Limited	-	-	40	40
Azure Power Pluto Private Limited	-	-	71	71
Azure Power Rooftop Private Limited	-	-	-	15

e). Interest accrued on borrowings
Azure Power India Private Limited	707	457	-	-
Azure Power Infrastructure Private Limited	-	-	21	17
Azure Power Pluto Private Limited	-	-	25	18
Azure Power Rooftop Private Limited	-	-	-	4

f). Loans
Azure Power India Private Limited	1,055	483	-	-
Azure Solar Solutions Private Limited	-	-	-	15
Azure Sun Energy Private Limited	-	-	30	30

g). Interest receivable on loans
Azure Power India Private Limited	79	5	-	-
Azure Solar Solutions Private Limited	-	-	-	4
Azure Sun Energy Private Limited	-	-	11	9

h). Outstanding guarantee given by holding company on our behalf
Azure Power Global Limited	26,291	25,413	-	-

Note:

Terms and conditions of transactions with related parties:

-	The transactions with related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and settlement occurs in cash. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

-	Loans from/to related parties carry an interest rate of 10%-10.60% p.a. and are repayable/receivable in accordance with the terms of the respective agreement.

-	Loans from holding company/fellow subsidiary and payable for purchase of capital goods to related parties are non-current pursuant to the restrictions under the bond indenture of senior notes and will be settled post maturity of such senior notes.

-	There has been no transaction with Key Managerial Personnel during the year ended March 31, 2022 and March 31, 2021.

*	After adjusting INR Nil (INR 166 million during fiscal year ended March 31, 2021) relating to capex payables adjusted pursuant to share purchase agreement. Also, refer note 42 for details.

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

27. Segment information

The Restricted Group - II primarily is carrying out business activities relating to generation of electricity through non-conventional and renewable sources (refer Note 1) which according to the management, is considered as the only business segment. Accordingly, no separate segmental information has been provided herein. The Restricted Group - II entities’ principal operations, revenue and decision making functions are all located in India and there are no revenue and non-current assets outside India.

A. Information about revenue from major customers who contributed 10% or more relating to revenue from sale of power:

	Revenue from external customers	Revenue from external customers
Particulars	For the year ended March 31, 2022	For the year ended March 31, 2021
Revenue from operations
Gujarat Urja Vikas Nigam Limited	1,458	1,510
Solar Energy Corporation of India Limited	681	755
NTPC Limited	789	689
Maharashtra State Electricity Distribution Company Limited	972	1,048

B. Revenue from major products and services

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
Sale of power	4,423	4,420
Total	4,423	4,420

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

28. Revenue from contracts with customers

Reconciliation of the amount of revenue recognised in statement of profit and loss with the contracted price:

Particulars	March 31, 2022	March 31, 2021
Revenue as per Contracted price	4,996	4,496
Adjustments for:
Rebate/Discount	(29)	(24)
Revenue from contract with customers	4,967	4,472

The following table provides information about trade receivables, contract assets and liabilities and deferred revenue from customers as at March 31, 2022 and March 31, 2021.

	As at	As at
Particulars	March 31, 2022	March 31, 2021
Non-current assets
Trade receivables	151	-

Current assets
Trade receivables	1,443	1,001

Non-current liabilities
Deferred viability gap funding income	378	315
Deferred Government grant	133	90

Current liabilities
Deferred viability gap funding income	20	29
Deferred Government grant	8	6

29. Details of dues to micro and small enterprises as defined under the MSMED Act, 2006

The Micro and Small Enterprises have been identified by management from the available information, which has been relied upon by the auditors. On the basis of the information and records available with the management, following are outstanding dues to Micro and small enterprises:

Particulars	For the period ended March 31, 2022	For the period ended March 31, 2021
The principal amount and the interest due thereon remaining unpaid to any supplier as at the end of each accounting year	2	2
Principal amount due to micro and small enterprises	1	2
Interest due on above	1	-
The amount of interest paid by the buyer in terms of section 16 of the MSMED Act 2006 along with the amounts of the payment made to the supplier beyond the appointed day during each accounting year	-	-
The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act 2006.	-	-
The amount of interest accrued and remaining unpaid at the end of each accounting year	1	-
The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise for the purpose of disallowance as a deductible expenditure under section 23 of the MSMED Act 2006	-	-

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

30. Leases

Restricted Group - II entities as lessee:

Land leases:

Information about the leases for which the Restricted Group - II entities are lessee is presented below:

Right-of-use assets:

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
Opening balance	1,186	1,265
Additions during the year	57	55
Adjustment due to change in estimate	(30)	(72)
Written off during the year	(94)	-
Lease modification during the year	-	(9)
Depreciation for the year*	(48)	(53)
Closing balance	1,071	1,186

*	including capitalisation of INR Nil during the year (March 31, 2021: INR 1 million)

Lease liabilities:

Set out below are the carrying amounts of lease liabilities and the movement during the year:

	For the year ended	For the year ended
Particulars	March 31, 2022	March 31, 2021
Opening balance	799	807
Additions during the year	-	1
Accretion of interest**	77	76
Lease modification during the year	-	(8)
Payments	(71)	(77)
Closing balance	805	799

**	including capitalisation of INR Nil during the year (March 31, 2021: INR 3 million)

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	As at	As at
Particulars	March 31, 2022	March 31, 2021
Current	70	68
Non-current	735	731
Total	805	799

Below are the amounts recognised by the Restricted Group - II entities in the statement of profit and loss:

Particulars	As at March 31, 2022	As at March 31, 2021
Depreciation of right-of-use assets	48	52
Interest on lease liabilities	77	73
Loss on lease modification	-	1
Total	125	126

Below is the amount recognised by the Restricted Group - II entities in the statement of cash flows:

Particulars	As at March 31, 2022	As at March 31, 2021
Total cash outflow for leases	71	77

The maturity analysis of leases is disclosed in note 36. The weighted average incremental borrowing rate applied to lease liabilities is 10%. The Company has applied single discount rate to a portfolio of leases of similar assets in similar economic environment with similar end date.

Extension options:

Land leases contain extension options exercisable by the entities in Restricted Group - II before the end of the non-cancellable contract period. Where practicable, the Restricted Group - II entities seek to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only on mutual agreement.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

31.	Commitments and contingencies

a)	Commitments

(i)  The Restricted Group has commitments of INR 145 million (net of advances) (March 31, 2021: INR 28 million) for purchases of assets for the construction of solar power plants.

(ii) The entities of Restricted Group - II have entered in to Power Purchase Agreement (PPA) with following parties:

Name of Authority	Agreement date	Rate (INR)	Period
Punjab State Corporation Limited	31-Mar-15	7.33/kwh	25 Years
Punjab State Corporation Limited	31-Mar-15	7.19/kwh	25 Years
Ordnance Factory, Bhandra	03-May-16	5.50/kwh	25 Years
Ordnance Factory, Ambajhari	08-May-16	5.31/kwh	25 Years
Solar Energy Corporation of India Limited	21-Oct-16	4.43/kwh	25 Years
Delhi Metro Rail Corporation Limited	19-Apr-16	5.55/kwh	25 Years
Solar Energy Corporation of India Limited	26-Sep-16	4.43/kwh	25 Years
Gujarat Urja Vikas Nigam Limited	24-Oct-17	2.67/kwh	25 Years
Ahmedabad Division, Western Railway, a part of Indian Railway	17-Apr-17	4.64/kwh	25 Years
Agra Division, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Allahabad Division, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Bhavnagar Division, Western Railway, a part of Indian Railway	17-Apr-17	4.64/kwh	25 Years
Rail Spring Karkhana Sithouli Gwalior, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Jhansi Division, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
Jhansi Workshop, North Central Railway, a part of Indian Railway	13-Apr-17	4.58/kwh	25 Years
North Western Railway, a part of Indian Railway	13-Apr-17	4.98/kwh	25 Years
Rajkot Division, Western Railway, a part of Indian Railway	13-Apr-17	4.64/kwh	25 Years
Ratlam Division, Western Railway, a part of Indian Railway	18-Apr-17	4.64/kwh	25 Years
Vadodara Division, Western Railway, a part of Indian Railway	17-Apr-17	4.64/kwh	25 Years
Mumbai Central Division, Western Railway, a part of Indian Railway	13-Apr-17	4.64/kwh	25 Years
The Green Energy Development Corporation of Odisha Limited	30-Jul-16	5.69/kwh	25 Years
Bangalore Electricity Supply Company Limited	20-Apr-18	2.93/kwh	25 Years
Hubli Electricity Supply Company Limited	20-Apr-18	2.93/kwh	25 Years
Maharashtra State Electricity Distribution Company Limited	30-Jul-18	2.72/kwh	25 Years

b)	Contingent Liabilities:

A PIL had been initiated by certain individuals claiming to be wildlife experts/interested in conservation of wildlife, before the Supreme Court of India against various state governments such as Rajasthan, Gujarat, and MNRE, MOP among others, seeking protection of the two endangered bird species, namely the GIB and the Lesser Florican found in the states of Rajasthan and Gujarat. The Supreme Court by way of order dated April 19, 2021 issued directions to: (i) underground all low voltage transmission lines, existing and future lines falling in potential and priority habitats of GIB, (ii) to convert all existing high voltage lines in priority and potential areas of GIB where found feasible within a period of one year, if not found feasible, the matter to be referred to the committee formed by the Supreme Court which will take a decision on feasibility, and (iii) to install bird diverters on all existing overhead lines in the interim.

We and many other developers have projects in the potential area as determined by the court, hence aggrieved by the order, the Solar Power Developers Association (“SPDA”) and Union of India have filed an application before the Supreme Court seeking among others, exemption from undergrounding of transmission lines in potential areas. The matter was last listed on November 30, 2022, whereby directions have been passed to parties to ensure installation of bird diverters in the Priority Area and for them to be in compliance with quality standards issued by the Supreme Court Committee. The PIL is presently pending. The SPDA has filed an application seeking modification of Supreme Court’s order dated April 19, 2021. If the modification application is dismissed, we might entail significant costs and delays. Based on evaluation of management the capital outflow for acquisition and installation of bird divertors are not material.

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

32.	Hedging activities and derivatives

Contracts designated as Cash flow hedges

The Company hedged the foreign currency exposure risk related to certain investments in Restricted Group - II entities denominated in foreign currency through call spread option with full swap for coupon payments. The foreign currency forward contracts and options were not entered for trading or speculative purposes. The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested on a quarterly basis using dollar offset method. When the relationship between the hedged items and hedging instrument is highly effective at achieving offsetting changes in cashflows attributable to the hedged risk, the Company records in other comprehensive income the entire change in fair value of the designated hedging instrument that is included in the assessment of hedge effectiveness. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2022.

Ind AS 109, Financial Instruments, permits recording the cost of hedge over the period of contract based on the effective interest rate method. The Restricted Group - II determined the cost of hedge at the time of inception of the contract was INR 4,064 million and recorded an expense of INR 821 million and INR 818 million during the year ended March 31, 2022 and March 31, 2021 respectively.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2022 and March 31, 2021:

	Foreign currency option contracts
	As at March 31, 2022	As at March 31, 2021
Notional Amount (US$ denominated)	350	350
Non-current – Other financial assets (INR)	1,044	769
Current – Other financial Liability (INR)	1	-
Current – Other financial Asset (INR)	1	-

33.	Capitalization of expenditure

During the year, the Restricted Group - II has capitalized the following expenses of revenue nature to the capital work-in-progress (CWIP)/property, plant and equipment. Consequently, expenses disclosed under the respective notes are net of amounts capitalized by the respective companies under Restricted Group - II.

Particulars	For the year ended March 31, 2022	For the year ended March 31, 2021
Project development expenses	-	1
Finance cost	-	3
Depreciation of right-of-use assets	-	1
Total	-	5

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

34.	Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the Restricted Group - II’s financial instruments :

	Carrying value		Fair value
	As at	As at	As at	As at
Particulars	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Financial assets at amortised cost
Non-current trade receivables	151	-	151	-
Non-current security deposits	4	4	4	4
Performance bank guarantee receivable	7	6	7	6
Loans to holding company	1,055	472	1,055	472
Loans to fellow subsidiary companies	-	19	-	19
Other Financial Assets	181	5	181	5

Financial assets at fair value
Derivative instruments at fair value through OCI*	1,045	769	1,045	769
Total	2,443	1,275	2,443	1,275

Financial liabilities at amortised cost
5.65% Senior Notes **	26,291	25,413	27,780	27,771
Loans from holding company**	395	400	395	400
Loans from fellow subsidiary **	111	126	111	126
Loans from others **	848	-	848	-
Deferred payment liabilities **	3,798	3,821	3,798	3,821
Other financial liabilities	728	496	728	496

Financial assets at fair value
Derivative instruments at fair value through Profit and Loss*	1	-	1	-
Total	32,172	30,256	33,661	32,614

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), loan to related parties, receivable from related parties, security deposits received, current borrowings, interest accrued, payable for capital goods, trade payables and security deposits paid approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the financial assets and liabilities is included at the price that would be received on selling of assets or paid to transfer a liability in an orderly transactions between market participants at measurement date.

Investments in subsidiaries are classified as equity investments have been accounted at historical cost. Since these are scope out of Ind AS 109 for the purposes of measurement, the same have not been disclosed in the tables above.

The following methods and assumptions were used to estimate the fair values:

Measured at fair value:

*	The fair values of respective companies under the Respective Group - II’s interest-bearing borrowings and loans are determined by using Discounted cash flow method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at March 31, 2022 was assessed to be insignificant.

At amortised cost:

**	The fair values of the interest-bearing borrowings and loans of Restricted Group - II are determined by using DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at 31 March 2022 was assessed to be insignificant.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

35.	Fair value hierarchy

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Restricted Group - II.

Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2022:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	value	(Level 1)	(Level 2)	(Level 3)
Financial assets at amortised cost
Non-current trade receivables	151	-	-	151
Non-current security deposits	4	-	-	4
Performance bank guarantee receivable	7	-	-	7
Loans to holding company	1,055	-	-	1,055
Other Financial Assets	181	-	-	181

Financial assets at fair value
Derivative instruments at fair value through OCI	1,045	-	1,045	-

There have been no transfers between Level 1 and Level 2 during the year.

Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2021:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	value	(Level 1)	(Level 2)	(Level 3)
Financial assets at amortised cost
Non-current trade receivables	4	-	-	4
Performance bank guarantee receivable	6	-	-	6
Loans to holding company	472	-	-	472
Loans to fellow subsidiary companies	19	-	-	19
Other Financial Assets	5	-	-	5

Financial assets at fair value
Derivative instruments at fair value through OCI	769	-	769	-

There have been no transfers between Level 1 and Level 2 during the year.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2022:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	value	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost
5.65% Senior Notes	26,291	-	-	27,780
Loans from holding company	395	-	-	395
Loans from fellow subsidiary	111	-	-	111
Loans from others	848	-	-	848
Deferred payment liabilities	3,798	-	-	3,798
Other financial liabilities	728	-	-	728
Financial assets at fair value
Derivative instruments at fair value through PL	1	-	1	-

There have been no transfers between Level 1 and Level 2 during the year.

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2021:

	Fair value measurement using
	Carrying	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	value	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost
5.65% Senior Notes	25,413	-	-	27,771
Loans from holding company	400	-	-	400
Loans from fellow subsidiary	126	-	-	126
Deferred payment liabilities	3,821	-	-	3,821
Other financial liabilities	496	-	-	496

There have been no transfers between Level 1 and Level 2 during the year.

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), receivable from related parties, security deposits received, short term borrowings, interest accrued, payable for fixed assets, trade payables and security deposits paid, as applicable, approximate their carrying amounts largely due to the short-term maturities of these instruments.

Investments in subsidiaries are classified as equity investments have been accounted at historical cost. Since these are scope out of Ind AS 109 for the purposes of measurement, the same have not been disclosed in the tables above.

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

36.	Financial risk management objectives and policies

The financial liabilities of respective entities under Restricted Group - II comprise loans and borrowings, trade and other payables and other financial liabilities. The main purpose of these financial liabilities is to finance the Restricted Group II’s operations. The Restricted Group - II’s principal financial assets include loans, trade and other receivables, cash and cash equivalents, deposits with banks and other financial assets, as applicable.

The Restricted Group - II is exposed to market risk, credit risk and liquidity risk. The Restricted Group - II’s senior management oversees the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarised below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include loans and borrowings and investment in mutual funds.

The sensitivity analyses in the following sections relate to the position as at March 31, 2022 and 31 March 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial instruments comprise of 5.65% Senior Notes, loans to related parties, term loans from banks and financial institution are fixed interest bearing. Remaining financial assets and liabilities are non-interest bearing.

The exposure of the Restricted Group - II’s financial instruments as at March 31, 2022 to interest rate risk is as follows:

As at March 31, 2022	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	3,333	3,187	6,520
Financial liabilities	34,097	-714	33,383

The exposure of the Restricted Group - II’s financial instruments as at March 31, 2021 to interest rate risk is as follows:

As at March 31, 2021	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	2,276	2,083	4,359
Financial liabilities	29,760	2,264	32,024

Fair value sensitivity analysis for fixed-rate instruments

The Restricted Group - II’s fixed rate instruments are carried at amortised cost. They are therefore not subject to interest rate risk, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Restricted Group - II is exposed to foreign currency risk arising from changes in foreign exchange rates on foreign currency loan. The Restricted Group - II entities enter into foreign exchange derivative contracts to mitigate fluctuations in foreign exchange rates in respect of these loans.

The following table analyses foreign currency risk from financial instruments relating to US$ as of March 31, 2022 and March 31, 2021:

	March 31, 2022	March 31, 2021
Borrowings
- 5.65% Senior Notes (including interest accrued)	26,695	25,805

*	Including interest accrued but not due on borrowings of INR 404 million (March 31, 2021: INR 392 million).

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in USD/INR exchange rates, with all other variables held constant. The impact on the Restricted Group - II’s loss before tax is due to changes in the fair value of monetary liabilities.

	Change in USD rate	March 31, 2022	March 31, 2021
Effect on profit before tax (in INR)	+/(-)5%	(-)/+1,335	(-)/+1,290

As the Restricted Group - II entities have entered into foreign exchange derivatives contract to mitigate the foreign exchange fluctuation risk, these derivatives act as economic hedges and will offset the impact of any fluctuations in foreign exchange rates.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Restricted Group - II is exposed to credit risk from their operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables and contract asset

Customer credit risk is managed on the basis of Restricted Group’s established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables and contract assets are regularly monitored. The Restricted Group evaluates the concentration of risk with respect to trade receivable and contract assets as high. However, since the trade receivables and contract assets mainly comprise of state utilities/government entities, the Restricted Group does not foresee any credit risk attached to receivables from such state utilities/government entities. The Restricted Group does not hold collateral as security.

Movement in expected credit loss on trade receivables during the year (refer note 4(g)):

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Opening balance	28	9
Changes in allowance for expected credit loss:
Additional provision during the year (refer note 24)	69	19
Reversal of provision during the year (refer note 20.2)	(8)	-
Closing balance	89	28

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Restricted Group’s treasury department in accordance with its policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counter party. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments.

Liquidity risk

Liquidity risk is the risk that Restricted Group - II will encounter in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The approach of Restricted Group - II to manage liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risk damage to its reputation.

The Restricted Group - II assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. The Restricted Group has access to a sufficient variety of sources of funding and debt maturing within 12 months.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Non-current borrowings of Restricted Group - II includes INR 26,292 million of senior notes which may be subject to refinancing risk, when they becomes due, as market conditions may not be possible to refinance the bonds at all or to refinance the bonds on favourable terms. In addition, hedges taken on these bonds are covered from INR 70.9/USD to INR 93.0/US$, which may expose Restricted Group - II to additional hedging costs in the future. Furthermore, rating downgrade of India by Moody’s in past periods, as well as a negative outlook for India, may in future make global access to funds difficult.

The table below summarises the maturity profile of the Restricted Group - II’s financial liabilities based on contractual undiscounted payments.

	Less than 1 year	1 to 5 years	> 5 years	Total
As at March 31, 2022	73	309	1,770	2,152
Lease liabilities	-	530	-	530
Loan from Holding Company *	-	132	-	132
Loans from fellow subsidiary*	-	848	-	848
Loans from Others	1,520	29,181	-	30,701
5.65% Senior Notes*	-	579	-	579
Other non-current financial liabilities	366	-	-	366
Trade payables	606	-	-	606
Other current financial liabilities	2,565	31,579	1,770	35,914

As at March 31, 2021	71	302	1,850	2,223
Lease liabilities	-	659	-	659
Non-current borrowings*	1,474	29,768	-	31,242
5.65% Senior Notes*	-	4,221	-	4,221
Other non-current financial liabilities	396	-	-	396
Trade payables	603	-	-	603
Other financial liabilities	2,544	34,950	1,850	39,344

*	Including interest on non-current borrowings

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

37.	Capital management

For the purpose of the Restricted Group - II’s capital management, capital includes issued equity share capital, share premium and all other equity reserves attributable to the equity holders of the respective entities of Restricted Group - II. The primary objective of the Restricted Group - II’s capital management is to maximise the shareholder’s value and to ensure the ability to continue as a going concern of the respective entity of Restricted Group - II.

The respective entity of Restricted Group - II manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants, if any. To maintain or adjust the capital structure, the respective entity of Restricted Group - II reviews the fund management at regular intervals and take necessary actions to maintain the requisite capital structure.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2022 and March 31, 2021.

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

38.	Employee Benefits

(a) Defined contribution plan

The entities in Restricted Group - II make contribution towards provident fund to a defined contribution retirement benefit plan for qualifying employees. The contribution by entities in Restricted Group - II to the Employee Provident Fund is deposited with the Regional Provident Fund Commissioner.

The Restricted Group - II has recognised INR 2 million during the year ended on March 31, 2022 (previous year INR 2 million) for provident fund contribution in the Statement of Profit and Loss. The contribution payable to the plan by the Restricted Group - II is at the rate specified in the rules to the scheme.

(b) Defined benefit plan

Gratuity and other post-employment benefits

The Restricted Group - II has a defined benefit gratuity plan. Every employee who has completed five years or more of service gets a gratuity on departure at 15 days salary (last drawn salary) for each completed year of service. The Scheme is unfunded and accrued cost is recognised through reserve in the accounts of the entities of the Restricted Group - II.

The following tables summaries the components of net benefit expense recognized in the profit and loss account and the unfunded status and amounts recognized in the balance sheet.

Net employee benefit expense (recognized in Employee Cost) for the year ended:

	Gratuity	Gratuity
	March 31, 2022	March 31, 2021
Current service cost	1	1
Net expense recognized in statement of profit and loss	1	1

Amount recognised in Other Comprehensive Income for the year ended:

	Gratuity	Gratuity
	March 31, 2022	March 31, 2021
Effect of change in financial assumptions	-	(1)
Actuarial(gain)/ loss recognized in the year	-	(1)

Balance Sheet figures as at:

	Gratuity	Gratuity
	March 31, 2022	March 31, 2021
Present value of defined benefit obligation	4	3

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Changes in the present value of the defined benefit obligation for the year ended:

	Gratuity	Gratuity
	March 31, 2022	March 31, 2021
Present value of obligation as at the beginning	3	2
Current service cost	1	1
Present Value of Obligation as at the end	4	3

Current portion	-	-
Non-Current portion	4	3

The principal assumptions used in determining gratuity for the Restricted Group - II’s plans are shown below:

	March 31, 2022	March 31, 2021
Discount rate	7.42%	7.03%
Employee turnover rate	9.00%	9.00%
Withdrawal rate (p.a.)	9.00%	9.00%
Salary Escalation Rate	10.00%	10.00%
Retirement age	58 years	58 years

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Risk exposure

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant of which are detailed below:

Discount rate- Reduction in discount rate in subsequent valuations can increase the liability.

Salary escalation rate- Actual salary increases will increase the defined benefit liability. Increase in salary increase rate assumption in future valuations which in turn also increase the liability.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Withdrawal rate- Actual withdrawals proving higher or lower than assumed withdrawals and change of withdrawals rates at subsequent valuations can impact defined benefit liability.

A quantitative sensitivity analysis for significant assumption as at March 31, 2022 is as shown below:

	Discount rate		Discount rate
	March 31, 2022		March 31, 2021
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	-	-	-	-

	Salary Escalation Rate		Salary Escalation Rate
	March 31, 2022		March 31, 2021
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	-	-	-	-

The sensitivity analyses above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The Restricted Group - II does not have any plan assets. The Restricted Group - II has sufficient balance of Cash and cash equivalent to fund the liabilities that may arise in near future.

The weighted average duration of the defined benefit plan obligation at the end of the reporting period is 11.73 years (March 31, 2021: 13.64 years).

Expected maturity analysis of the defined benefit plans in the next ten years are as follows:

	March 31, 2022	March 31, 2021
Within the next 12 months (next annual reporting period)	-	-
Between 2 and 5 years	1	1
Between 5 and 10 years	1	1

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

39. Significant accounting judgements, estimates and assumptions

The preparation of the Restricted Group - II financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

A. Judgements

In the process of applying the entity’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:

(i) Revenue from Viability Gap Funding (VGF)

The Restricted Group - II records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

(ii) Classification of leases:

The Restricted Group - II evaluates if an arrangement qualifies to be a lease as per the requirements of Ind AS 116. Identification of a lease requires significant judgement. The Restricted Group - II uses significant judgement in assessing the lease term (including anticipated renewals) and the applicable discount rate.

The Restricted Group - II determines the lease term as the non-cancellable period of a lease, together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the Restricted Group - II is reasonably certain not to exercise that option. In assessing whether the Restricted Group - II is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, it considers all relevant facts and circumstances that create an economic incentive for the Restricted Group - II to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Restricted Group - II revises the lease term if there is a change in the non-cancellable period of a lease.

The discount rate is generally based on the incremental borrowing rate specific to the lease being evaluated or for a portfolio of leases with similar characteristics.

B. Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Restricted Group - II based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Restricted Group - II. Such changes are reflected in the assumptions when they occur.

(i) Revenue estimate

Where power purchase agreements (PPAs) include scheduled price changes, revenue is recognized at lower of the amount billed or by applying the average rate to the energy output estimated over the term of the PPA. The determination of the lesser amount is undertaken annually based on the cumulative amount that would have been recognized had each method been consistently applied from the beginning of the contract term. The Restricted Group - II estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Restricted Group - II then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Restricted Group - II compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Restricted Group - II reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. The difference between actual billing and revenue recognized is recorded as deferred revenue. (Refer note 19)

(ii) Taxes

Projects of Restricted Group - II qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Restricted Group - II generates power (“Tax Holiday Period”), however, the exemption is only available to the projects completed on or before March 31, 2017. The Restricted Group - II anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Restricted Group - II generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates. Due to the Tax Holiday Period, a substantial portion of the temporary differences between the book and tax basis of the Restricted Group - II’s assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday Period. (Refer note 18)

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(iii) Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the Discounted Cash Flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.

Assumptions include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. (Refer note 34)

(iv) Provision for decommissioning

The Restricted Group - II has recognised provisions for the future decommissioning of solar power plants set up on leased land at the end of the lease term. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the leased land and the expected timing of those costs. The carrying amount of the provision as at March 31, 2022: INR 245 million (March 31, 2021: INR 257 million). The Restricted Group - II estimates that the costs would be settled upon the expiration of the lease and calculates the provision using the DCF method based on the following assumptions:

►	Estimated range of cost per megawatt – INR 0.39 million to INR 0.45 million (March 31, 2021: INR 0.39 million to INR 0.45 million)

►	Discount rate – 8.5% (March 31, 2021: 6.9% p.a.)

►	Inflation rate – 8.0% (March 31, 2021: 6.9% p.a.)

(v) Depreciation on property, plant and equipment

Depreciation on property plant and equipment is calculated on a straight line basis using the rates arrived at based on the useful lives estimated by the management. Considering the applicability of Schedule II of the Companies Act, 2013, the management has re-estimated useful lives and residual value of all of its property plant and equipment. The management believes that depreciation rates currently used fairly reflects its estimate of the useful lives and residual value of the Property plant and equipment, though these rates in certain cases are different from lives prescribed under Schedule II of the Companies Act, 2013.

Based on legal opinion obtained, management is of the view that application of CERC and/or SERC rates for the purpose of accounting of depreciation expense is not mandatory. Hence, the Restricted Group - II is depreciating the assets based on life as determined by the management. During the current year, the Restricted Group - II basis the technical assessment, have revised the useful lives of solar power project assets i.e. plant and machinery (excluding inverter) and building from 25 years to 35 years. These changes have been considered as change on accounting estimate as per Indas 8 (Accounting policies, change in accounting estimates and errors) and have been accounting for prospectively with effect from April 1, 2021. (Refer note 5 and 22)

The effect of these changes on actual and expected depreciation expense is as follows:

Increase / (Decrease)
Financial year 2021-22	(914)
Financial year 2022-23	(909)
Financial year 2023-24	(909)
Later	2,732

(vi) Hedging activities and derivatives

The Company has issued 5.65% Senior Notes in September 2019, listed on the Singapore Exchange Limited (“SGX”). The proceeds were used for repayment of loan of Restricted Group entities, in the form of intercompany Non-Convertible Debentures (NCD) and External Commercial Borrowings (ECB’s) denominated in INR. The exchange rate risk on the proceeds invested from the US$ Senior Notes are hedged through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively “Option contracts”). The Restricted Group - II designated these option contracts as a cashflow hedge. These options contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as – notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with Ind AS 109, Financial Instruments. (Refer note 32).

(vii) Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next remaining useful life of the projects Restricted Group - II entities. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(viii) Defined benefit plans (gratuity benefits)

The cost of the defined benefit gratuity plan and other post-employment medical benefits and the present value of the gratuity obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The parameter most subject to change is the discount rate. In determining the appropriate discount rate for plans operated in India, the management considers the interest rates of government bonds where remaining maturity of such bond correspond to expected term of defined benefit obligation. For plans operated outside India, the management considers the interest rates of high quality corporate bonds in currencies consistent with the currencies of the post-employment benefit obligation with at least an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the defined benefit obligation. The underlying bonds are further reviewed for quality. Those having excessive credit spreads are excluded from the analysis of bonds on which the discount rate is based, on the basis that they do not represent high quality corporate bonds.

The mortality rate is based on publicly available mortality tables for the specific countries. Those mortality tables tend to change only at interval in response to demographic changes. Future salary increases and gratuity increases are based on expected future inflation rates for the respective countries.

Further details about gratuity obligations are given in Note 38.

(ix) Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates. (Refer note 30)

(x) Key assumption about the likelihood and magnitude of an outflow of resources in case of Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, legal interpretations of various other acts/laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Restricted Group-II establishes provisions, based on reasonable estimates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the companies.

(xi) Provision for expected credit losses of trade receivables and contract assets

The Restricted Group- II follows ’simplified approach’ for recognition of impairment loss allowance for trade receivables. The application of simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition. ECL is the difference between all contractual cash flows that are due to the group in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original effective interest rate. As concluded by the management that there is no risk of default from the DISCOMs/State Government bodies being a state government entities. Accordingly, no provision for default risk is required for receivables from DISCOM. As per the requirements of Ind AS 109, on subsequent measurement, the management while making ECL assessment considered the past experience with the Government of honouring its commitments and the strong capacity and ability of the Government to meet its contractual cash flow obligations.

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

40. Restatement for the year ended March 31, 2021 and as at April 1, 2020

In accordance with Ind AS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’ and Ind AS 1 ‘Presentation of financial statements’, the Restricted Group - II has retrospectively restated its balance sheet as at March 31, 2021 and April 1, 2020 (beginning of the preceding period) and Statement of Profit and Loss for the year ended March 31, 2021 for the reasons as stated in the notes below. Reconciliation of items which are retrospectively restated in the Balance Sheet and Statement of Profit and Loss are as under:

(i) Reconciliation of restated items of Balance Sheet as at March 31, 2021 and April 1, 2020

		As at			As at
		March 31, 2021			April 1, 2020
	Notes	As previously reported (reclassified)	Adjustments	Restated balance	As previously reported (reclassified)	Adjustments	Restated balance
Assets
Non-current assets
Property, plant and equipment	(a)	33,036	(30)	33,006	34,969	(19)	34,950
Right-of-use assets	(b)	1,185	1	1,186	1,264	1	1,265
Capital work-in-progress		63	-	63	514	-	514
Financial assets
- Investments		221	-	221	221	-	221
- Loans		493	-	493	6	-	6
- Other financial assets		780	2	782	808	6	814
Deferred tax assets (net)	(e)	314	3	317	225	16	241
Income tax assets (net)	(e)	14	(3)	11	9	(1)	8
Other non-current assets		214	(135)	79	295	(6)	289
Total non-current assets		36,320	(162)	36,158	38,311	(3)	38,308
Current assets
Financial assets
- Trade receivables		1,001	-	1,001	1,001	-	1,001
- Cash and cash equivalents		451	-	451	1,261	-	1,261
- Other bank balances		1,333	-	1,333	346	-	346
- Loans		41	-	41	46	-	46
- Other financial assets		37	-	37	38	-	38
Other current assets		55	-	55	12	-	12
Total current assets		2,918	-	2,918	2,704	-	2,704

Total assets		39,238	(162)	39,076	41,015	(3)	41,012
Equity and liabilities
Equity
Equity share capital		73	-	73	73	-	73
Other equity	(f)	6,055	(150)	5,905	7,261	80	7,341
Total equity		6,128	(150)	5,978	7,334	80	7,414
Non-current liabilities
Financial liabilities
- Borrowings		29,760	-	29,760	29,649	773	30,422
- Lease liabilities		731	-	731	739	-	739
- Other financial liabilities		538	(5)	533	877	(773)	104
Provisions		260	-	260	316	-	316
Deferred tax liabilities (net)	(e)	280	52	332	272	(82)	190
Other non-current liabilities		405	-	405	389	-	389
Total non current liabilities		31,974	47	32,021	32,242	(82)	32,160
Current liabilities
Financial liabilities
- Lease liabilities		68	-	68	68	-	68
- Trade payables
Total outstanding dues of micro enterprises and small enterprises		2	-	2	1	-	1
Total outstanding dues of creditors other than micro enterprise and small enterprises	(c)	387	(94)	293	250	2	252
- Other financial liabilities		603	34	637	1,058	(2)	1,056
Other current liabilities		71	-	71	58	-	58
Provisions		3	-	3	2	-	2
Current tax liabilities (net)	(e)	2	1	3	2	(1)	1
Total current liabilities		1,136	(59)	1,077	1,439	(1)	1,438

Total liabilities		33,110	(12)	33,098	33,681	(83)	33,598

Total equity and liabilities		39,238	(162)	39,076	41,015	(3)	41,012

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(ii) Reconciliation of restated items of Statement of Profit and Loss for the year ended March 31, 2021

		For the year ended March 31, 2021
		As previously reported (reclassified)	Adjustments	Restated balance
Revenue
Revenue from operations		4,472	-	4,472
Other income		20	-	20
Total revenue (I)		4,492	-	4,492
Expenses
Employee benefits expense		34	-	34
Other expenses	(c)	419	68	487
Total expenses (II)		453	68	521
Earnings before interest, tax, depreciation and amortisation		4,039	(68)	3,971
(EBITDA) (I)-(II) (A)
Depreciation and amortisation expense- (B)	(a)	2,036	11	2,047
Impairment loss- (C)		644	-	644
Interest income-(D)		65	-	65
Finance costs- (E)	(d)	2,916	1	2,917
Loss before tax (A-B-C+D-E)		(1,492)	(80)	(1,572)
Tax expense:
Current tax expense	(e)	168	1	169
Adjustments in relation to tax expense of previous years	(e)	(2)	2	-
Deferred tax credit	(e)	(41)	147	106
Total tax expense		125	150	275

Loss after tax		(1,617)	(230)	(1,847)
Other Comprehensive Income
Items that will be reclassified to profit or loss
Effective portion of cash flow hedge		(268)	-	(268)
Income tax effect		40	-	40
		(228)	-	(228)
Exchange differences in translating the financial statements of foreign operations		640	-	640
Items that will not be reclassified to profit or loss
Re-measurement gains/(losses) on defined benefit plans		(1)	-	(1)
Income tax effect		-	-	-
Total other comprehensive income		411	-	411

Total comprehensive expense		(1,206)	(230)	(1,436)

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(iii) Reconciliation of Statement of cash flows for the year ended March 31, 2021

	For the year ended March 31, 2021
	As previously reported (reclassified)	Adjustments	Restated balance
Net cash flow from operating activities	4,376	52	4,428
Net cash used in investing activities	(1,638)	(52)	(1,690)
Net cash used in financing activities	(3,546)	-	(3,546)
Effect of exchange rate changes on cash and cash equivalents	(2)	-	(2)
Net decrease in cash and cash equivalents	(810)	-	(810)
Cash and cash equivalents at the beginning of the year	1,261	-	1,261
Cash and cash equivalents at the end of the year (refer note 9.2)	451	-	451

(iv) Notes on restatement

(a) Depreciation

During the current year, the Restricted Group - II has recomputed depreciation on property, plant and equipment as per accounting policy and has corrected certain errors through restating the financial statement. As at April 1, 2020, the Company has decreased carrying value of property, plant and equipment with a corresponding decrease in retained earnings by INR 19 millions. Further, the Company has increased depreciation expense by INR 14 millions for the year ended March 31, 2021.

(b) Amortisation of right of use asset

During the current year, the Restricted Group - II has observed an accounting error during re-computation of depreciation on right of use assets. Accordingly, the Company has increased the carrying value of right of use asset with a corresponding increase in retained earnings by INR 1 millions in the opening balance sheet as at April 1, 2020.

(c) Management fees

The Restricted Group - II has restated its other expenses for the year ended 31 March 2021 by INR 68 millions on account of management fee pertaining to previous year charged by the Parent Company in current year.

(d) Interest on delay in payment of income taxes

During the current year, the Restricted Group - II identified interest liability in respect of delay in payment of income tax for the financial year 2020-21. The Restricted Group - II has accordingly restated previous year ended March 31, 2021 balances and has increased finance cost and reduced income tax assets by INR 1 millions.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(e) Tax expense

During the current year, the Restricted Group - II determined that the financial statements for the prior periods had differences in reported numbers as compared to Income Tax returns filed with the authorities and noted certain errors under computation of taxes for amounts reversing within tax holiday period. Accordingly, the Restricted Group - II has restated its financial statement during current year. The restatement has had the following impact on the financial statements:

	April 1, 2020	FY 2020-21	March 31, 2021
Current tax expense	-	3	-
Income tax assets	(1)	(1)	(2)
Current tax liabilities	(1)	2	1
Other equity	-	-	(3)

	April 1, 2020	FY 2020-21	March 31, 2021
Deferred tax expense	-	147	-
Deferred tax assets	16	(13)	3
Deferred tax liabilities	(82)	134	52
Other equity	98	-	(49)

(f) Other equity

The above adjustments resulted in increase in retained earning as at 1 April 2020 by INR 80 millions. Further there is an increase in loss for the year ended March 31, 2021 by INR 230 millions and corresponding decrease in retained earning for the year ended March 31, 2021.

Particulars	Note	April 1, 2020	March 31, 2021
Equity share capital		73	73
Other equity		7,261	6,055
Total Equity as per Reported Financial Statements		7,334	6,128
Depreciation	(a)	(19)	(30)
Amortisation of right of use asset	(b)	1	1
Management fees	(d)	-	(68)
Interest on delayed payment of income tax	(e)	-	(1)
Current tax expense	(f)	-	(3)
Deferred tax expense	(f)	98	(49)
Total Equity as per Restated Financial Statements		7,414	5,978

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

41. Reclassification

Certain reclassifications have been made to the comparative period’s financial statements to enhance comparability with the current year’s financial statements. As a result, certain line items have been reclassified in the balance sheet and statement of cash flows, the details of which are as under:

Items of balance sheet before and after reclassification as at March 31, 2021:

Particulars	Amount before reclassification	Reclassification	Amount after reclassification
Assets
Property, plant and equipment	33,215	(179)	33,036
Right-of-use assets	780	405	1,185
Other non current assets	463	(249)	214
Other non current financial assets	778	2	780
Other current assets	32	23	55
Liabilities
Trade payable- current	394	(7)	387
Borrowings- Non-current	25,939	3,821	29,760
Other financial liabilities- Non-current	4,354	(3,816)	538

Items of balance sheet before and after reclassification as at March 31, 2020:

	Amount before		Amount after
Particulars	reclassification	Reclassification	reclassification
Assets
Property, plant and equipment	35,227	(258)	34,969
Right-of-use assets	822	442	1,264
Other non current assets	466	(171)	295
Other current assets	19	(7)	12
Other financial assets	814	(6)	808
Liabilities
Borrowings- Non-current	26,513	3,136	29,649
Other financial liabilities- Non-current	4,013	(3,136)	877
Trade payables	268	(18)	250
Other current financial liabilities	1,040	18	1,058

Items of statement of Profit and Loss before and after reclassification for the year ended March 31, 2021:

Particulars	Amount before reclassification	Reclassification	Amount after reclassification
Revenue from operations	4,541	(69)	4,472
Other Income	14	6	20
Depreciation and amortisation expense	2,029	7	2,036
Other expenses	489	(70)	419

The space has been intentionally left blank

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

42. Impairment of assets

During fiscal year ended March 31, 2021, The Parent has identified certain subsidiaries to sell off on a going concern basis, forming part of our Rooftop business. Out of this identified portfolio, during the current year, Azure Power India Private Limited (APIPL) and Azure Power Rooftop Pvt. Ltd (APRPL), being the Subsidiaries of Parent have entered into a contract with Radiance Renewables Pvt. Ltd. (“Radiance”) to sell certain subsidiaries (the “Rooftop Subsidiaries”) with an operating capacity of 153 MW, for INR 5,350 million, subject to certain purchase price adjustments (the “Rooftop Sale Agreement”). Pursuant to the Rooftop Sale Agreement, Radiance will acquire 100% of the equity ownership of the Rooftop Subsidiaries owned by APIPL and APRPL, respectively.

Further, as per the terms of the Rooftop Sale Agreement in respect of the 33.2 MWs capacity which are operated through certain subsidiaries of Holding Company, referred as entities of the Restricted Group (which had issued Senior Notes/Green Bonds during previous years), 48.6% of the equity ownership have been transferred to Radiance during the year, and pursuant to the terms of these Green Bonds, the remaining 51.4% can only be transferred post refinancing of Green Bonds. Further, in the event the above sale transaction does not occur, the Group must reimburse Radiance the equity value of the assets not transferred along with an 10.5% per annum equity return.

The Group has determined that the decision to sell the Rooftop Subsidiaries and execution of the Rooftop Sale Agreement are indicators of impairment and therefore the Group has undertaken an impairment assessment for the Rooftop Subsidiaries.

The Restricted group entities used the Sale price in the Rooftop Sale Agreement of INR 924 million as its best estimate of the recoverable value and accordingly, an impairment loss of INR Nil million (INR 644 million in fiscal year ended March 31, 2021) was recorded in relation to the Property, plant and equipment. Further, the Restricted Group - II has adjusted capex payable amounting to INR Nil million (INR 166 million in fiscal year ended March 31, 2021), payable to group company in reference to the above sale agreement and accordingly has adjusted carrying value of assets.

43. Standards notified but not yet effective

The following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements which are not expected to have any material impact on the financial statements of the company are disclosed below:

(a) Ind AS 16 – Property, Plant and equipment:

The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant and equipment. The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022. The Company does not expect the amendment to have any significant impact in its financial statements.

(b) Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets:

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022, although early adoption is permitted. The Company does not expect the amendment to have any significant impact in its financial statements.

(c) Ind AS 109 – Annual Improvements to Ind AS (2021):

The amendment clarifies which fees an entity includes when it applies the ’10 percent’ test of Ind AS 109 in assessing whether to derecognise a financial liability. The Company does not expect the amendment to have any significant impact in its financial statements.

(d) Ind AS 106 – Annual Improvements to Ind AS (2021):

The amendments remove the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives were described in that illustration. The Company does not expect the amendment to have any significant impact in its financial statements.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

44. Other statutory information

There are some disclosures which are notified, but not applicable to company.

(i)	The Company do not have any Benami property, where any proceeding has been initiated or pending against the Group for holding any Benami property.

(ii)	The Company do not have any transactions with companies struck off.

(iii)	The Company do not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv)	The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v)	The Company have not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(a)	directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b)	provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi)	The Company have not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Group shall:

(a)	directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b)	provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii)	The Company have not any such transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961.

(viii)	The Company has not been declared as a willful defaulter by any bank, financial institution or any other lender.

(ix)	The Company has used its specific borrowings for the specific purpose for which they were taken.

45. Subsequent events after the reporting date

i) Basis the discussions with the customer, one of the project SPVs of Restricted Group- II having 50 MWs project with Bangalore Electricity Supply Company” (BESCOM) expects to receive the outstanding dues in 48 equitable installments starting from August 2022 in the form of EMI’s as per mutually agreed plan between parties.

ii) Subsequent to the year-end on December 6, 2022, the Restricted Group- II has received favourable enforcement order in relation to its Karnataka 100 MWs project from Karnataka Electricity Regulatory Commission in continuation with its earlier order dated March 29, 2022, directing offtakers to settle the dues relating to safe guard duty refunds. Basis the enforcement order, the offtakers have agreed to settle the dues in lump-sum payment and in form of incremental tariff through supplemental PPA, respectively. The Restricted Group- II have also received the lump-sum amount from the offtaker and is in the process of execution of Supplemental PPA with the offtaker.

Restricted Group - II
Notes to special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

46. Whistle blower complaint

During the year and subsequent to the year end, the Group received whistle-blower complaints on various matters, including lapses in internal control for certain key areas, governance and vendor management. The Board of Directors of the ultimate holding company engaged external counsel to undertake investigations on the allegations thereof. None of those allegations pertain to the Restricted Group and therefore no adjustment was required to be made in the books on account. However, some of the Group companies have made certain adjustments in the books of account as a prudent measure. Further, in one of the ongoing investigation (“Special Committee”) in relation to material projects of the Group, the Special Committee have identified evidence that certain former executives were involved in an apparent scheme with persons outside the Group to make improper payments in relation to certain projects. Further, the counsels have identified some evidence that certain former board members of the ultimate holding company might have knowledge of and/or involved in the said apparent scheme. To date, the Special Committee has not identified related improper payments or transfers by the Group. The Special Committee’s investigation is still ongoing. The Special Committee’s review and its findings could impact our decision-making in connection with such projects. The Group has disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and the Group continues to cooperate with those agencies. The current members of the Board of Directors of the ultimate holding Company have confirmed that none of them were aware of the apparent scheme referred to above other than through the Special Committee investigation.

Further, in September 2022, the Group received an additional whistle-blower complaint primarily making similar allegations of misconduct as raised in the one of the earlier complaint, as well as allegations of misconduct related to joint ventures and land acquisition, allegations of our failure to be transparent with the market and advisors and other allegations. The Ethics Committee, supervised by the Board’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, investigated these September 2022 allegations. The investigation of the September 2022 complaint identified significant control issues in the process of acquiring land and land use rights in relation to the one of the entities forming part of Restricted Group. The investigation concluded that third party land aggregators may have been involved in improper payments but no improper transfer of money by the Group was identified. We have made an adjustment (de-capitalization) in the books of accounts of INR 1,349 Lakhs on estimate, as a prudent measure in the Restricted Group.

The Group remains steadfast in its commitment to upholding the principles of transparency, accountability, and ethical conduct in all areas of its operations and it will continue to monitor and assess our internal processes to ensure compliance with all relevant laws and regulations.

47. The Restricted Group-II is in process of conducting a transfer pricing study as required by the transfer pricing regulations under the income tax act (‘regulations’) to determine whether the transactions entered during the year ended March 31, 2022 with associated enterprises were undertaken at arms length price. The Management confirms that all the transactions with associate enterprises are undertaken at arm length prices and is confident that the aforesaid regulations will not have any impact on the financial statements, particularly on the amount of tax expense and that of provision for taxation.

48. As per the provision of the Companies Act, 2013, a company is required to convene the Annual General Meeting (“AGM”) for adoption of its annual audited financial statements within the six months from the end of the financial year, i.e. September 30, 2022. Considering the investigations mentioned above, the Restricted Group- II SPVs have not been able to hold the AGM till date. Consequently, given that the Restricted Group- II SPVs has not held the AGM by September 30, 2022 which was further extended by 3 months to December 31, 2022 based on the extension obtained from Registrar of Companies (“ROC”), the Restricted Group- II SPVs are now required to apply for compounding of the Offence and liable to pay penalties as may be imposed by ROC, Management is unable to ascertain the amount of penalties for the Offence and hence no accruals for the same has been taken in these financial statements.

49. As per Bond indenture agreement, the restricted group is mandated to submit its Combined Annual Financial Statements within 30 days following the submission of financials by the Parent Company to the Securities Exchange Commission (’SEC’). However, if the Parent Company does not files the said results with SEC, the Group has a window of 120 days post the fiscal year-end to file these financials. On October 31, 2023, the New York Stock Exchange (‘NYSE’) filed Form-25 notification of removal from listing with the SEC. However, considering the legal opinion obtained by the parent Company, the Group believes, that the said delisting would not have any impact on the above mentioned covenant, as the Parent Company would continue to be a registrant with the SEC.

For and on behalf of Restricted Group - II

Director	Director
Place:	Place:
Date:	Date:

Mauritius, 10 Nov 2023	Mauritius, 10 Nov 2023

Restricted Group - II
Results of operations - Special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Year ended March 31, 2022 Special Purpose Combined Financial Results:

Operating Results

Revenue from Operations

Revenue from operations for the Restricted Group - II during the year ended March 31, 2022 increased to INR 4,967 million from INR 4,472 million compared to the year ended March 31, 2021. The increase in revenue was primarily on account of increase in carbon credit emission related income by INR 492 million.

Total operating Expenses

Total operating expenses for the Restricted Group - II increased by INR 414 million, to INR 935 million during the year ended March 31, 2022 as compared to the year ended March 31, 2021. This increase was primarily on account of increase in management consultancy charges by INR 95 million, increase in allowance for doubtful receivables by INR 50 million, increase in assets written off by 156 million and increase in repair and maintenance cost pertaining to plant and machinery by INR 38 million.

Depreciation and amortisation expense

Depreciation and amortisation expenses for the Restricted Group - II decreased by INR 953 million, to INR 1,094 million during the year ended March 31, 2022 as compared to the year ended March 31, 2021. Decrease in depreciation and amortisation expense is primarily on account of change in estimate for useful life of assets (i.e. Plant & Machinery) from 25 years to 35 years.

Finance Cost

Finance cost for the Restricted Group - II decreased by INR 12 million, to INR 2,905 million for the year ended March 31, 2022 as compared to the period ended March 31, 2021.

Income Tax Expense

Income tax expense for the Restricted Group - II during the year ended March 31, 2022 was INR 650 million, as compared to income tax expense of INR 275 million during the year ended March 31, 2021. During the current year the company has recognized a deferred tax expense (net) on account of movement in the carrying amount of certain assets and liabilities and their tax base.

Loss after tax

Net loss after tax was INR 371 million for the year ended March 31, 2022, compared to net loss after tax of INR 1,847 million during the year ended March 31, 2021. The decrease in loss in current year was due to increase in revenue from operations, decrease in impairment loss, partially offset by the increase in operating expenses and tax expense as compared to last year.

Restricted Group - II
Results of operations - Special purpose combined financial statements
(INR amount in millions, unless otherwise stated)

Cash Flow Discussion

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

The following table reflects the changes in cash flows of the Restricted Group - II for fiscal years ended March 31, 2021 and 2022 derived from the Restricted Group - II financial statements prepared using recognition and measurement principles of Ind AS and the guidance note on Combined and Carve-out Financial Statements issued by the ICAI:

	For Fiscal Year Ended March 31,
Cash Flow Data	2022 INR	2021 INR	Change INR
	(In millions)	(In millions)	(In millions)
Net cash flows from operating activities	4,309	4,428	(119)
Net cash flows used in investing activities	(1,657)	(1,690)	33
Net cash flows used in financing activities	(2,438)	(3,546)	1,108

Operating Activities

During the fiscal year ended March 31, 2022, the Restricted Group - II generated net cash flow from operating activities amounting to INR 4,309 million, as compared to INR 4,428 million during the year ended March 31, 2021, primarily on account of decrease in working capital changes by INR 439 million with lower collections from customer during current year as compared to previous year and decrease in current liabilities.

Investing Activities

Cash used in investing activities for the year ended March 31, 2022, was INR 1,645 million, as compared to cash used in investing activities of INR 1,690 million during the year ended March 31, 2021. Decrease in cash used in investing activities was primarily due to lower (net) investment in term deposits with banks and Inter- Company loans by INR 258 million as compared to the previous year partially offset by increase in purchases of property, plant and equipment for projects amounting by INR 205 million.

Financing Activities

Cash used in financing activities was INR 2,438 million for the year ended March 31, 2022, as compared to cash used in financing activities of INR 3,546 million during the year ended March 31, 2021. The lower cash outflow in the current year was primarily on account of proceeds from borrowing of INR 232 million, lower payment of hedging charges on Green bonds and interest cost by INR 794 million as compared to previous year.

Liquidity Position

As of March 31, 2022, Restricted Group - II had INR 2,380 million of cash, cash equivalents and other bank balances.

Combined Earnings before interest, tax, depreciation and amortisation (EBITDA)

Combined EBITDA of Restricted Group - II was INR 4,131 million for the year ended March 31, 2022, compared to INR 3,971 million during the year ended March 31, 2021. The increase in EBITDA was primarily due to increase in carbon credit emission related income, partially offset by the increase in operating expenses.